





AVISTAR™

2006 Annual Report

Dear fellow stockholders,

In 2006 we made progress on each of our strategic thrusts – direct sales and development of our video collaboration platform, partnering for channel expansion beyond our core financial services markets, and developing and licensing our intellectual property portfolio.

On the product front, we released our integration with IBM Lotus Sametime 7.5 – which adds one-click video calling to an instant message chat or "buddy list", thus unifying multiple types of communications into one interface. We also launched the first release of our all-software endpoint. Using standard webcams, this release eliminates specialized hardware at the desktop, and enables true user mobility while significantly reducing costs. Coupled with newly-released adaptive bandwidth and connectivity checking features, we are making it easier than ever for users to stay connected from the road, at home, as well as in the office. Additionally, our new web-based System Central makes managing administrative users and infrastructure easier, and creates a platform for future management tools.

Our wholly-owned subsidiary, Collaboration Properties, Inc. (CPI), continued to strengthen its intellectual property portfolio with three new patents and two major license agreements, the latter of which significantly contributed to our financial performance. In July 2006 CPI added Sony Corporation and its subsidiary, Sony Computer Entertainment Inc. (SCEI), to the community of technology companies licensing our extensive patent portfolio. As part of this licensing arrangement, Sony and SCEI paid us a lump sum amount and agreed to an on-going royalty associated with the sales of certain SCEI products. Also during 2006, we invested heavily in defending our patents against infringement. In early 2007, the most significant aspect of this enforcement investment culminated in the settlement of our patent infringement lawsuit against Tandberg ASA and its subsidiaries. We now have the largest traditional video conferencing vendors as licensees.

Accounting rules require us to treat royalties received when litigation is involved differently from licensing agreements that don't require litigation. When litigation is involved, the settlement proceeds are shown in our financials in an operating expense line called "income from settlement and licensing activities." When no litigation is involved, proceeds are shown directly in revenue. My management team and I view the sum of both of these accounts when considering our business progress. With this perspective, it's important to note that our "top line" growth in 2006 was 57% above 2005, and our 2005 results were 61% over 2004. CPI and the licensing of our intellectual property contributed approximately one half of this result in 2006 and nearly 40% in 2005. With the Tandberg settlement, we expect a similar contribution in 2007 as well, helping us achieve what we expect to be the significant milestone of profitability for the year.

Supplementing our direct sales and licensing activities is our expansion to channels beyond direct sales to financial services firms. We are now calling on a number of IBM accounts with IBM personnel, and we are also calling on other accounts in order to begin a pilot of our "managed services" product offering with another significant partner.

We believe that the market for comprehensive, enterprise-class desktop video is accelerating, and that the investments that we have made over the last several years, along with expansions we are currently undertaking, position us well to participate in this growth. I look forward to communicating our additional successes as this year progresses.

As always, I would like to thank our shareholders, customers, and talented and committed employees for their contributions and support.

Sincerely,



Gerald J. Burnett
Chairman and Chief Executive Officer
Avistar Communications Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-31121

AVISTAR COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**88-0463156** (I.R.S. Employer Identification Number)
555 Twin Dolphin Drive, Suite 360 **Redwood Shores, California** (Address of Principal Executive Offices)	**94065** (Zip Code)

Registrant's telephone number, including area code: (650) 610-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC (NASDAQ Capital Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file the reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act). (Check One)

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant a shell company (as defied in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on June 30, 2006 was $15,013,914. Shares of Common Stock held by each executive officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 5, 2007, the registrant had outstanding 35,317,717 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant incorporates by reference into Part III of this Annual Report on Form 10-K specific portions of its Proxy Statement for its 2007 Annual Meeting of Stockholders.

AVISTAR COMMUNICATIONS CORPORATION
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Forward Looking Statements

This Annual Report on Form 10-K, the exhibits hereto and the information incorporated by reference herein contain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such forward looking statements involve risks and uncertainties. When used in this Annual Report, the words "expects," "anticipates," "believes," "plans," "intends" and "estimates" and similar expressions are intended to identify forward looking statements. These forward looking statements include predictions regarding our future revenues and profits, income from settlement and patent licensing, customer concentration, customer buying patterns, research and development expenses, sales and marketing expenses, general and administrative expenses, litigation and legal fees, income tax provision and effective tax rate, realization of deferred tax assets, liquidity and sufficiency of existing cash, cash equivalents, and investments for near-term requirements, sufficiency of leased facilities, purchase commitments, product development and transitions, expansion and licensing of our patent portfolio, competition and competing technologies, and financial condition and results of operations as a result of recent accounting pronouncements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include those discussed below and those discussed in "Item 1a. Risk Factors" as well as others incorporated by reference herein. Avistar Communications Corporation (the "Company," "we," or "us") undertakes no obligation to publicly release any revisions to these forward looking statements to reflect events or circumstances after the date this Annual Report is filed with the Securities and Exchange Commission or to reflect the occurrence of unanticipated events.

PART I

Item 1. *Business*

We were founded as a Nevada limited partnership in 1993. We filed our articles of incorporation in Nevada in December 1997 under the name Avistar Systems Corporation. We reincorporated in Delaware in March 2000 and changed our name to Avistar Communications Corporation in April 2000. The operating assets and liabilities of the business were then contributed to our wholly owned subsidiary, Avistar Systems Corporation, a Delaware corporation. In July 2001, our Board of Directors and the Board of Directors of Avistar Systems approved the merger of Avistar Systems with and into Avistar Communications Corporation (Avistar). The merger was completed in July 2001.

Our principal executive offices are located at 555 Twin Dolphin Drive, Suite 360, Redwood Shores, California, 94065. Our telephone number is (650) 610-2900. Our trademarks include Avistar and the Avistar logo, AvistarVOS, Shareboard, vBrief and The Enterprise Video Company. This Annual Report on Form 10-K also includes our and other organizations' product names, trade names and trademarks. Our corporate website is www.avistar.com.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website when such reports are available on the U.S. Securities and Exchange Commission (SEC) website (see "Company—Investor Relations—SEC Information"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The contents of these websites are not incorporated into this filing.

Overview

We develop, market and support an integrated suite of vBusiness—video-enabled eBusiness—applications, all powered by the AvistarVOS™ software. From the desktop, we deliver business-quality interactive video calling, content creation and publishing, broadcast origination and distribution, video-on-demand, and integrated data sharing. The Avistar video and data collaboration applications are all managed by the AvistarVOS software application. By integrating video tightly into the way they work, our customers can use our system to save costs and improve productivity and communications within the enterprise and between enterprises to enhance relationships with customers, suppliers and partners. Using AvistarVOS software and leveraging video, telephony and Internet networking standards, Avistar applications are designed to be scalable, reliable, cost effective, easy to use, and capable of evolving with communications networks as bandwidth increases and as new standards and protocols emerge. We currently sell our system directly to enterprises in selected strategic vertical markets, and have focused initially on the financial services industry. Additionally, we have licensed our technology and patents to companies in the video conferencing market. Our objective is to establish our technology as the standard for networked video through direct sales, indirect channel sales/partnerships and the licensing of our technology to others.

We operate in two segments. Avistar Communications Corporation engages in the design, development, manufacture, sale and marketing of networked video communications products and associated support services. Collaboration Properties, Inc., or CPI, our wholly owned subsidiary, engages in the prosecution, maintenance, support and licensing of the intellectual property that we have developed, some of which is used in our products.

Since inception, we have recognized the innovative value of our research and development efforts, and have invested in securing protection for these innovations through domestic and foreign patent application and issuance. As of December 31, 2006, we held 74 U.S. and foreign patents, all of which have been licensed by CPI to third parties. We continue to pursue licensing to others in the collaboration technology marketplace.

Industry Background

Globalization, supported by the near ubiquity of communications networks such as the Internet, has allowed companies to lower costs, reach new markets, change business processes (e.g., eBusiness) and distribute and outsource operations. It also has meant increased competition, a faster business pace and less differentiation. These factors, coupled with the difficulty and cost of travel, increased risks due to socio-political uncertainties and pandemic concerns and the desire to reduce carbon emissions, are causing businesses to look for new tools that will help them increase productivity, take advantage of revenue opportunities, and minimize business continuity risks. Enterprises of all sizes stand to benefit from new and advanced communication and collaboration tools that enable their employees, partners, suppliers and customers to collaborate more effectively and form tighter relationships within and across buildings and over disparate geographies and time zones. Communications tools that speed in decision-making and build trust-based relationships, especially across cultures, are becoming even more critical in today's increasingly complex business environment.

The emergence of the Internet has accelerated the adoption of network-based collaboration applications including email, instant messaging, and web conferencing. The increasing availability and affordability of bandwidth on communication networks is further driving businesses to utilize new communication tools, such as voice and video over IP, and is enabling users to connect from more places including home offices and WiFi hot spots such as airports, and hotels. This is enabling more distributed, mobile and global operations while maintaining communications.

Limitations of Current Means of Collaboration

As technology advances and becomes more affordable and modes of communication expand, enterprises are seeking widely deployable and cost effective technology to replicate, at the desktop, the impact of visual communication that occurs in a face-to-face meeting. Individuals generally prefer face-to-face encounters to less personal forms of communication because they can see one another and benefit from the non-verbal cues that speed communication and deepen understanding. This is particularly true for more complex interactions such as negotiations, sales, product development, project management and decision making across geography/functions/cultures. However, in today's globalized, fast-paced business environment, face-to-face interactions are often forgone due to the difficulty and time required for travel, and the need to act quickly. These time and distance challenges become increasingly difficult to deal with as the number of potential participants increase. Beyond traditional teleconferencing, attempts to conduct virtual meetings as an alternative to face-to-face meetings have generally been limited to conference room-based video conferencing and web-based data teleconferences.

To address the growing need for collaboration across distance and time, organizations have resorted to using a patchwork of discrete technologies, including video conferencing and teleconferencing, fax, email, instant messaging, Internet audio and video delivery and data sharing applications. Many of these technologies have been widely adopted, and collectively indicate the need for collaboration tools including networked video. However, these discrete technologies are not good substitutes by themselves for face-to-face meetings and presentations because they do not provide an integrated communications solution that fosters team interaction and deliver critical, time-sensitive information quickly and reliably. By providing face-to-face collaboration in an integrated communications solution, video can speed problem resolution and motivate action, trust and understanding. Additionally, users want to leverage knowledge and expertise by being able to create and publish video content from their desktop, either spontaneously, as with email or voicemail, or in a more formal manner for broader distribution through the Internet or corporate data network.

Although video technologies are already in use at many enterprises, businesses and other organizations require increasingly comprehensive, integrated and scalable video-enabled communication capabilities. For example, video conferencing is often limited to scheduled point-to-point communication from designated rooms or through the use of "roll-about" products, where call set-up procedures, lack of networking, bandwidth requirements and room availability greatly constrain functionality, usability, reliability and efficiency. Most individuals do not have immediate access to these video technologies, and the reservation and set-up time make them unlikely to be used on a spontaneous basis. Few of these video solutions are deployed widely to individuals to support them where and how they normally work—at their desks, integrated into the business applications they use. Usage and adoption of these systems is thus often limited.

Similarly, broadcasting of stored video or television programming at a desktop or in a conference room is of highly varying quality, and generally cannot be added on a real-time basis to a live videoconference. Additionally, the difficulties of creating and publishing video content have limited its use to select groups, if at all.

Elements of a Complete Collaboration Solution

To become a critical tool in the enterprise, a communications solution must first and foremost provide application functionality that boosts worker productivity. It also has to be "self service" and provide high quality at scale, high reliability, low total cost of ownership, and be available to people where and when they do most of their work, which typically means at their desks but increasingly means from home or while traveling. It must also effectively utilize existing and evolving network infrastructure. We believe a complete collaboration solution must provide the following:

Applications and functionality

- support the applications people use, in the way they use them, to deliver real-time and non real-time self service personal collaboration and visual communication;
- do so in an intuitive, "easy" manner in order to foster expanding usage;

Quality

- approximate the video and audio quality of television for natural and easy interaction;
- make interactions as realistic as possible by minimizing visual artifacts when transmitting and receiving video calls such as latency, jitter, freeze-frame, stutter and small frame size;
- seamlessly integrate all forms of audio, video and data communication including interactive video calling, content creation and publishing, broadcast video and video-on-demand retrieval;

Scalability

- like the Internet and public telephone networks, the communications solution must be designed for size independence and should scale cost-effectively to support a very large numbers of users;

Reliability

- operate dependably and reliably to avoid user frustration, while minimizing support costs;
- provide to video communications the ease of use, speed, quality, functionality, flexibility and global access of the telephone, while easily supporting more complex applications and situations;

Adaptability

- offer an upgradeable architecture that can evolve as bandwidth availability, protocols, standards and compression technologies change;
- include powerful software to manage an integrated suite of collaborative applications, relying on networked infrastructure;
- leverage current and future business investments in local and wide area networks, Internet protocol and standards-based infrastructures;
- reduce reliance on hardware components through a shift to software-based functionality;

Affordability

- operate and scale cost effectively;
- utilize standard, low cost and widely available hardware components, such as "web-cams";

- be cost-effective compared to other pervasive forms of enterprise communication, such as email;
- deliver cost savings through innovations in support, network and resource management;

We believe high quality networked video communication allows businesses to improve collaboration and thereby offers them the opportunity to increase productivity, enhance customer service and revenue generation, and facilitate business-to-business interactions that reduce costs, all on an accelerated basis. We also believe that, just as every organization now relies on a telephone network, and most businesses increasingly rely on the Internet, a market is emerging in which businesses and other organizations will choose to rely on fully integrated video, audio and data collaboration, regardless of networks, to make their business applications more effective.

The Avistar Solution

Our goal is to video-enable enterprises—a concept we refer to as vBusiness—by delivering a suite of video applications which support users where and how they work with a self-serve, easy-to-use system that fosters usage and adoption. It is through a tight coupling of various forms of video into daily work processes that we believe the benefits described above can be realized. To fulfill this, we deliver a video collaboration platform enabled by a unique architecture and powerful software—the AvistarVOS application software. This software provides a comprehensive, integrated suite of video applications that include on-demand access to interactive video calling and conferencing, content creation and publishing, broadcast origination and video distribution, and video-on-demand, as well as data sharing, presence-based directory services and network management. These applications support users within and amongst enterprises over data networks, telephony networks and the Internet. Our system architecture is open and flexible in order to embrace continued technological innovation and standardization. It is designed to use existing and emerging communication and video standards such as session initiation protocol, or SIP. It also provides customers choice and flexibility in designing and implementing network topologies to best deliver high-quality video applications to desktops across the entire enterprise.

We have built a complete video collaboration solution that is delivering business-quality video to thousands of desktops across hundreds of buildings. Each of our applications can be used, integrated and managed in conjunction with one another. People often conceive of video in the enterprise only as two-way, real-time conferencing. Our system allows broadcast video to be included in a video call, and allows the entire session to be recorded simultaneously, and made available as stored video. Our system joins users in a high-quality video network to improve their ability to solve complex problems, connect to co-workers, customers and suppliers, manage large projects and quickly act together on opportunities. Our system does this cost effectively and reliably, and is designed to be able to serve the wide range of businesses from a single office operation to global corporations with branch offices and/or geographically dispersed operations.

Interactive video calling. Our system allows users to participate in spontaneous interactive video collaborations from their desktops. Users can simultaneously see multiple participants in windows on their workstations or an external monitor. Additionally, our system provides full duplex audio, which allows multiple users to speak and hear each other clearly at the same time. The desktop window can be divided into four quadrants, to permit up to three other video sources. These sources can include other participants in real-time, broadcast content or recorded video. The participants can include individual users or conference-room groups located at multiple sites and/or various enterprises, all without requiring advance reservations or conferencing services. Each participant has the full ability to utilize all the call functions of the system, such as adding or removing participants, focusing the view on one participant, putting anyone or the entire call on hold, and transferring the call. Advanced telephony features such as Caller ID, Do Not Disturb, leave message and multiline calling are also provided. The system supports the communications needs of users by allowing them to add a third or fourth participant into a call spontaneously for a quick conference, and then revert back to a two party call. This ability helps speed decision-making and leverages the knowledge of experts. As an example, a sales trader can be on a video call with a client portfolio manager and spontaneously add a research analyst to the call for added insight on a particular security, then drop the analyst and add a trader to review execution strategy.

Video content creation and publishing. With our solution, users can create and publish video content from their desktops by recording themselves, recording a multi-point conference or adding commentary to a broadcast and recording the entire session. Recorded content can be played back on demand, and can be published in various forms inside and outside the enterprise. This includes video emails, called vBriefs, which allow users to easily create video messages which recipients, with common mail clients and browsers, can watch. This helps differentiate and highly personalize the sender's email. As an example, research analysts can record introductory commentary and distribute their research reports in a way that cuts through the email clutter of their audiences' inbox. Similarly, video can simply and quickly be published to web sites from a user's desk.

Interactive broadcasts and presentations. Interactive broadcasts allow moderated presentations to an audience of viewers, who have the ability to send questions to the presenters. Moderators can dynamically control who's presenting, bring audience members into the broadcast, select what views are broadcast, and monitor questions. Sales meetings, training seminars, analyst reports, management presentations and live news broadcasts can be delivered real-time to every user's workstation and streamed to browser-based users. For example, a customer employed its Avistar video network to maximize the reach and impact of an educational seminar. The customer broadcasted the seminar to an estimated 300 desktops and meeting rooms, with more than 2,000 employees and clients watching in the United States and Europe. As another example, one customer has shifted its international sales meetings to broadcasts and recorded presentations on its Avistar system, thereby saving travel time and costs, while expanding the broadcast to a wider audience. Additionally, video feeds from broadcast TV channels or other video sources can be distributed to users through the Avistar system.

Video-on-demand. Users anywhere on the Avistar network can easily retrieve stored videos. For example, a corporation has used our system to record its sales training seminars. Salespeople who are unable to attend these face-to-face presentations are now able to watch the seminars by retrieving and playing the stored videos on their desktops when it is convenient for them. Another customer uses our system to record and broadcast their daily morning meetings so colleagues in other time zones around the world can be updated on the issues of the day when they report to work. The ability to both archive and retrieve stored content can facilitate the establishment of a visual "institutional memory" and support training efforts.

Integrated data sharing. In addition to viewing the four quadrants of our video window, multiple users can simultaneously create and annotate a shared document using text or drawing tools color-coded specifically for each user. All participants can access the contents of any shared window and save the marked changes for later reference. Our system can also be utilized in conjunction with other application-sharing programs that utilize data networks or the Internet, including popular web-based data collaboration solutions. As one example, while participating in an interactive video call, users can access Microsoft NetMeeting's application sharing capabilities through a button on our tool bar, and jointly view and edit a document. Multiple design engineers, for example, can share a technical drawing in order to resolve an issue with a defective part.

Our system has the following key features necessary to make integrated video collaboration effective:

Easy to use interface. Our applications combine the rich interaction of a face-to-face meeting with a self-service interface that's intuitive and easy to use. Key features include:

- *Click-to-connect simplicity.* To initiate calls or add another user to a call already underway, a user simply clicks on either a "direct connect" button or a name in the directory. Standard telephone-like features such as hold, hang-up, forward, "leave message" or "begin another call" are all completed with the click of a mouse, or keyboard shortcuts. Additionally, anyone on an Avistar network can initiate a video call to the desktop of colleagues, customers, suppliers and others on other Avistar networks. If the person being called is logged-in but unavailable, users can leave a personalized call back message that allows the person to automatically return the video call without having to look up the address. A portion of this functionality is protected under certain patents held by CPI.
- *"Find Me, Follow Me."* Avistar video calling is built on directories and presence-based features referred to as "Find Me, Follow Me." Using this feature, our system is able to determine the presence and location of any user on an Avistar network at any time. To call any user in the Avistar network, it is not necessary to know their number or current location. As long as the Avistar user is logged into his or her Avistar application, the Find Me, Follow Me application automatically registers where that user is logged in, regardless of site or geography, and routes all calls to the user's location. Using this Find Me, Follow Me technology, Avistar's system makes video calling a one-click process and enables what we call "Video Instant Messaging." A portion of this functionality is protected under certain patents held by CPI.
- *Comprehensive directory.* The presence-based Avistar network directory is a comprehensive list of Avistar numbers that can be called with a click. All users currently logged into an enterprise's Avistar network will be shown, providing immediate 'presence' information as to availability. The global directory can be tailored to include only a subset of a more specific business' community of users. In addition, a private directory feature allows users to create their own directory and reach frequently called parties with a one-click "direct connect" tool. Both global and private directories can also include other non-Avistar sites that use standards-based video conferencing systems. Through the Avistar Community Exchange and AvistarVOS Proxy products, presence information can be shared across participating enterprises. The result is one-click, presence-based, cross-enterprise calling which helps form a community of users. A portion of this functionality is protected under certain patents held by CPI.
- *Consistency across locations.* The Avistar user interface is consistent across desktops and conference rooms. Thus, a user who is familiar with the functionality at the desktop requires no additional training or set up to utilize an Avistar system in a conference room setting. This allows conference room systems to be "self-service," thereby avoiding the support logistics and expense of traditional room-based systems.

Seamless integration of system applications. All of our applications are seamlessly integrated with one user interface. As a user adds an additional video source during an ongoing video call—such as an additional live participant, a one-way broadcast or a stored video clip—there is virtually no delay in launching another application or downloading data. In addition, each application is synchronized with the others so that all participants in a video call see and hear the same content simultaneously. Thus, recorded or broadcast video can be added to a live session and shown to all participants. The entire session can also be recorded. Our system enables common network and application management, so the same directory can be used for two-way calls, one-way broadcasts and data sharing in the same session. Usage can be determined with our integrated call-reporting tool that provides summary data for analysis and cost management. A portion of this functionality is protected under certain patents held by CPI.

Office tools integration. Our video application can be tightly linked into common collaboration software tools such as Microsoft Office and IBM Lotus Sametime. As a partner with IBM and Microsoft, we have integrated our applications functionality with these products to add video communication options to common applications such as email, instant messaging, contacts, and calendar events. Thus while in the context of reading an email, responding to an instant message or looking up a contact, the user can initiate a video call to that person.

Network management. Our network architecture provides system administrators with the ability to flexibly and proactively manage each of the various components of the network. Within our system, the most costly and complex equipment and software applications are shared as networked resources. This arrangement allows for redundancy and dynamic allocation of these resources to users who need them, and ensures that users experience the best video quality possible at the highest reliability and lowest cost of use. Servers and switches can be maintained, installed and repaired centrally, and many network support functions can be performed remotely over the data network, assisted by System Central (our web-based product introduced in 2006), thereby limiting the disruption of service to an individual user. Similarly, additional desktops and meeting rooms can be easily and inexpensively added to the Avistar network, with those new users concurrently added to the Avistar directory. Additionally, our software makes call routing decisions to minimize communications costs and control bandwidth utilization. A portion of this functionality is protected under certain patents held by CPI.

We believe our solution includes the following benefits to our customers:

- *Speed business processes.* We provide a fully integrated Internet protocol-based video collaboration solution that seamlessly allows individuals to make video calls, view broadcasts and create, store and access video content or other forms of data from the desktop making visual communications widely and easily available which can speed business processes by enhancing collaboration and communication.

- *Increased availability of knowledge within the enterprise.* At many businesses, individuals who possess valuable knowledge often cannot effectively distribute their knowledge to the rest of the organization. Our system enables these businesses to access these individuals and disseminate their knowledge more efficiently and effectively by offering them the ability to call, broadcast or record from their desktops, and offering other users the ability to receive this information real-time, or access video recordings at a convenient time and location. The ability to spontaneously add additional participants to a call encourages personal communications between individuals who otherwise might not enjoy this access. In addition, our system gives every desktop the ability to create and publish valuable visual content, which can be distributed inside and outside the organization to support employee and customer needs worldwide.

- *Improved productivity and revenue generation.* Our system helps companies increase the productivity of their employees and accelerate time critical decision-making. By creating a network of Avistar users, our customers can have face-to-face meetings within the enterprise and with customers and partners, without the costs and time delays of travel. Negotiations, sales, advisory services, decision-making and other persuasive communications are more effective when done face-to-face. Our solution allows interactions to happen in real-time, speeding up the manner in which business is done, freeing up time for employees, enhancing business-to-business communications, and potentially increasing revenue generation.

- *Enhanced customer and partner relationships.* Our system helps companies to be more responsive to and develop stronger business relationships with their customers, partners and suppliers. An Avistar call is generally as easy and reliable as a telephone call or "instant message", while being more personal. One of our customers has provided Avistar networks to their clients and business partners, including offshore outsource partners, in order to facilitate interactions and improve relationships.

- *Opportunity to leverage existing and future communication infrastructures.* We provide an open architecture that uses existing standards and is designed to take advantage of emerging standards. Our system integrates into our customers' existing network communications infrastructure, and supports the protocols a company may choose to use for video broadcasts, data sharing and the transport of information. However, video quality varies depending on the protocol selected. Our system utilizes existing data networks for transporting video, and is designed to support real-time digital networking and video transmission. We have designed our system to continue to work with Internet protocol-based technologies as standards evolve and quality of service improves. We expect this flexibility, together with simplified software and hardware at the desktop, to allow companies to make effective use of their existing local area and wide area networks, as well as their next generation networks.
- *Better communication to face new business challenges such as globalization, business continuity planning, and distributed locations.* Within global corporations, professionals collaborate daily with customers, partners and associates who are often located in different offices and/or different time zones. This has increasingly become the case as firms, due to economic and security concerns, have restricted travel, begun decentralizing their personnel across a more distributed set of locations, taking advantage of lower costs of real estate and increased business resiliency through distributed operations, and shifted more operations to outsourcing providers. In this context, critical information must be delivered on a timely basis and without confusion, as smoothly as if colleagues were working together in person. Avistar's video product suite enables companies that are reducing travel and/or distributing their operations to easily and quickly connect small, remote offices as well as at-home workers to the central organization and still benefit from face-to-face interaction. Based on our experience in helping existing customers choose their optimal configurations, we are able to advise new customers on setups and configurations that will be most effective for a large central office, a small branch office, an outsourcing provider, or other remote locations.

System Architecture and Technology

Our networked video system is based on our ninth major release of our open architecture, which enables users to communicate visually using various networking protocols and transport media, including IP networks and the Internet. We developed our architecture to address the necessary elements of a complete video-enabled collaboration solution.

We believe that the following technical factors will transform and consolidate the existing video collaboration applications marketplace, creating a strong need for a software platform that will support this consolidation and evolution:

- improved compression technologies;
- widespread proliferation of broadband infrastructure and virtual private networks, or VPNs (with enhanced tools to optimize bandwidth for video transmission (QOS; quality of service));
- developing availability of converged audio, video and data networks;
- improved computer processing speeds; and
- adoption of critical digital video and multimedia standards.

Our software platform supports this consolidation and evolution by integrating industry standards for audio, video and data transport, but separating them from application functionality and system management. This allows our software application platform to manage the interoperation and transcoding of various standards to seamlessly integrate video, audio and data into complex applications, and not be limited by the functionality built into one particular, application-specific standard. It also allows the system to accommodate new and evolving standards with minimal disruption. Current industry and widely accepted proprietary standards supported include H.263, H.264, H.320, H.323, SIP, NTSC, PAL, MPEG, Microsoft Windows Media Video and Real Networks RealMedia.

We believe our AvistarVOS video software platform positions us to lead the transformation described above. Further, we provide a suite of collaboration applications that seamlessly operate with the AvistarVOS system allowing users to access this functionality in an easy and intuitive manner. We expect to make this platform more accessible to developers and to allow integration with other applications and network hardware.

Our system uses TCP/IP, the standard Internet protocol, for initiating video calls, scheduling and starting broadcast presentations, and managing the creation and access of stored video materials. In addition, we use TCP/IP for overall systems and network management throughout our software platform. This approach allows us to deliver connectivity throughout an enterprise and allows us to leverage existing Internet infrastructure. For delivery of high-quality video streams in the local area network, including wireless, we primarily utilize video over IP technology but offer a choice of IP or traditional circuit switched technologies, including the ability to mix and match network types. Thus Avistar customers can successfully deploy desktop video across the enterprise, even if portions of their network, in older buildings for example, aren't capable of supporting real-time video on their data networks. We use our gateways to translate between the various network technologies used in our system. These gateways are managed and controlled by our systems software with TCP/IP-based protocols.

Each Avistar endpoint functions as a node on the network, like personal computers, printers or file servers on a local area network. Just as color printers and file servers are often shared network resources on the local area network, the more costly equipment in an Avistar system, such as servers, media servers, switches, and gateways, are centralized and made available to multiple users. Network nodes and resources, like those of a data network, are managed through centralized, Internet protocol-based applications and administration tools, such as web-based reports of video call activity.

Because of the tight integration of various video network components, the Avistar Switch, Media Server, Conference Center, and gateways, all controlled by the AvistarVOS software, our architecture has the following key features:

- *Network management:* The AvistarVOS system utilizes open protocols for call set-up, call control and directory services. It also complies with standards and interfaces and connects with video networks through shared Avistar gateways, which are further connected via private or public telephony or TCP/IP networks. Servers communicate through our signaling system for video protocol, SSV, which is based on TCP/IP, the standard Internet protocol. Through this signaling system, servers exchange configuration information and allocate call resources during call set-up, and exchange network status information. The signaling system selects the optimal route for all video calls, helping to minimize call costs and performance demands on wide area network resources. Most videoconferencing equipment using industry standard compression technologies also can communicate with an Avistar network.
- *Transport standard independence:* Our system selects the appropriate transport standards for transmitting information over networks to help deliver the highest quality video possible and full duplex audio in the most efficient manner. For example, the AvistarVOS software automatically exchanges information among servers and switches to determine the best network route for video calls. For the transport of video over a local area network, our system uses either data networks with our IP Endpoints or existing spare Ethernet wires for our legacy product to deliver standards-compliant high quality signals. This allows customers to choose the transport type to best fit their

network capabilities in the local area. In a wide area network, we use industry video compression standards across a customer's private IP network, or VPN's or the Internet or the public telephony network. Product releases during 2006 enhanced our ability to support mobile and home workers who may have lower bandwidth connections. For the transmission of recorded content on corporate data networks or via the Internet, our system uses standard digital storage formats and transport technologies.

- *Expandable to thousands of users:* Because shared resources, such as servers, are attached to the Avistar switch and are managed through the data network, new users and new capabilities can be added without replacing existing infrastructure, but rather, by simply adding video software and a web-camera at each desktop. Just as local area network switches and public telephony networks can be linked together without the use of routers, Avistar switches can be similarly linked without the use of video network gateways. As a result, customers can easily add capacity as their needs grow.
- *Evolves with digital technology:* Our AvistarVOS software is designed to facilitate utilization of all-digital, local area networks, including Internet protocol video transmission, where sufficient bandwidth and quality of service (QOS) are available. This all-digital system also maintains compatibility with our existing legacy circuit-switched video networks. The AvistarVOS software allows evolution of the transport of audio and video based on the customer's local area data network capabilities. A simple and inexpensive swap of endpoint software allows customers to migrate to all IP networks, while preserving the same user interface system functionality.

System Products and Applications

Our system-level products and applications consist of shared resources and a network of desktop, laptop and conference room endpoints which connect to each other and to shared resources.

Shared Resources

Like the architecture of most data networks, our system is designed to maximize the use of shared resources on the network. Each user can access higher quality software, gateways, multi-point conference centers, media servers and video broadcasts with lower per user acquisition and management costs than is possible with non-networked video solutions. These devices are expected to move to software-only resources over time. These shared resources consist of the following products and applications:

Infrastructure, Server and Software Products

- *AvistarVOS Server.* All systems require AvistarVOS Server software. It enables the seamless integration of video applications, comprehensive network and bandwidth management and administration. The AvistarVOS software supports a highly-distributed topology, and multiple instances may be deployed. Digital IP endpoints require network access to servers running AvistarVOS software configured for IP endpoints. Servers in the Avistar Switch also run instances of AvistarVOS Server software as noted below.
- *Avistar Switch.* Each Avistar switch runs the AvistarVOS Server software that provides application services and network management. The Switch hosts shared video services and infrastructure such as Avistar conference centers, media servers, gateways, television broadcasts, VCR's and other video services which are accessed by both types of endpoints. Where used, it also serves as the video switch for our local area circuit-switched network, connecting video calls placed among Avistar desktop and conference room users. With IP endpoint deployments, a switch is required only for video services beyond point-to-point calling, and may be located anywhere with appropriate network access.

- *Avistar Gateways.* Gateways provide connectivity to the wide area network for circuit-switched endpoints, interoperability with third-party video systems that are H.320 or H.323 compliant, interoperability between IP endpoints and circuit-switched endpoints, and access to shared video services for IP endpoints. The gateways support various protocol standards, using public telephony, TCP/IP networks or the customer's private networks.

- *Avistar Conference Center.* Our conference center enables multi-point conferences for up to four video sources, with continuous presence that allows all participants to see and hear one another continuously and simultaneously. Multiple conference centers can be installed on each switch to support a corresponding number of simultaneous multi-party calls. Conference centers also support interactive broadcast functionality.

- *Avistar Media Server.* Our media server allows users to create, publish and view video content from any desktop or conference room. Any form of video, including a four-way video call, can be saved on the media server in high quality, digital MPEG format. Any user can retrieve and replay video at any time from the media server using the desktop Avistar interface or any industry standard MPEG player. The Avistar Media Server also has a publishing capability, allowing Avistar users to publish video content on intranets, extranets or the Internet, including web servers, video servers or content distribution networks. Publishing to vBrief™ video email messages is one example. The Media Server software manages format plug-ins to simplify transcoding to other video standards and formats, such as Real Networks and Microsoft Windows Media Video.

- *Avistar Interactive Broadcast.* Our interactive broadcast feature allows Avistar desktop or conference room users to broadcast one-way, real-time presentations to an audience of other Avistar users at both local and remote sites. A Moderator UI panel includes an audience list, a text-based chat-back channel for viewer questions, broadcast view control, and the ability to drag and drop presenters and viewers into and out of the broadcast. An individual or a conference call can be broadcast to thousands of users, and, via third party products, be streamed simultaneously over the Internet.

- *Avistar Directory Software.* Our directories allow a user to place a video call by simply clicking on a name in the presence-based, Avistar network directory. Our system will route the call to the correct location over the local area network or the wide area as appropriate. The user doesn't need to know phone numbers or IP addresses. The user can also look up addresses in private and global address books, utilize browser style type-in boxes, and access speed-dial 'direct connect buttons'. This server-based directory integrates with LDAP directories, simplifies administration, and allows users to get started quickly, without having to manually enter many video phone numbers into their desktop directory.

- *Avistar Community Exchange and AvistarVOS Proxy.* These products provide secure, cross-enterprise communications between independent Avistar systems. This provides directory and presence information and system resource reservation for easy and fast connections between firms. These products facilitate the building of communities of video-enabled users across enterprises.

- *Shareboard® Software.* Our Shareboard application allows users to collaborate on graphics, data or text during a video call. By clicking on the "share" button, users are linked to the Shareboard data sharing application. Users can share any application window or image with all conference participants, see all users' color-keyed pointers and text and paintbrush annotations, and save or print shared images from any desktop or conference room.

- *Avistar Call Reporting System.* With our web-based call reporting system, our customers can track all calls logged by our servers. Reports show call details, device usage and calls by user, all viewable from any Web browser. Reports can be customized and stored for future or specialized analysis.

Desktop and Conference Room Endpoint Products

Client personal computers, or PCs, run the AvistarVOS Client software applications, including Avistar Conference, the primary user interface to server-based video applications. Endpoints access video services managed by the AvistarVOS Server software through the AvistarVOS Client software and Client Access Licenses. Endpoints are either software only, software plus hardware accelerated IP (digital) or software plus hardware accelerated circuit-switched (analog). Sofware-only endpoints have higher processing power minimums on the client PC than endpoints with hardware assist. The AvistarVOS software detects what, if any, additional hardware is attached and can work in any of three modes. Thus, in the office, a user may have an IP hardware accelerator to minimize processor loading, while on the road or at home, they use the software-only mode to simplify equipment required.

Desktop Endpoints. The standard Avistar two-way desktop system consists of the following components:

- AvistarVOS client software, which includes video and audio codecs.

Optional

- Web camera—required for software-only operation;
- A hardware-based video codec (used with IP endpoints for signal compression and decompression) or video network interface unit (with circuit-switched endpoints), with ports for camera, microphone, speakers, auxiliary video and audio, headset, built in echo-cancellation circuitry and full duplex audio, without requiring a headset;
- A high quality camera with built-in directional microphone for hardware assisted endpoints;
- IP endpoints display video either directly on a computer display or external monitor. Circuit-switched endpoints include a video overlay card that allows video to be viewed from a computer or an external monitor.

Avistar Room Systems. We deliver complete video systems for a range of room sizes and layouts. We believe that one key advantage of our system is that the interface used in a conference room system is consistent with the interface used on individual desktops, allowing for all forms of video-enabled communications: interactive video calling, content creation and publishing, broadcasting and video-on-demand. Therefore, desktop users are familiar with the controls used in Avistar room systems and do not need additional training to operate the room system, nor do they need an additional technician to set-up and connect conference room calls (as is common with traditional room systems). In addition, since rooms are simply additional nodes on the network, they can be less expensive than self-contained, traditional room systems.

Patent Licensing

We derive a significant portion of our annual revenues by licensing our broad portfolio of patents covering, among other areas, video and rich media collaboration technologies, networked real-time text and non-text communications and desktop workstation echo cancellation. This broad suit of patents enables much of the functionality of our AvistarVOS application platform. Licenses to third parties may cover part of or all of our patent portfolio. End-to-end rich media collaborative application companies such as Polycom, Inc., Tandberg ASA, Sony Corporation, Emblaze-VCON Ltd., and others have taken licenses to our patents for use in their own products. Examples of the many patented innovations in our portfolio include: the handling of decentralized video call endpoints, unshielded twisted pair video conferencing with data conferencing and desktop workstation echo cancellation.

We maintain and support an active program to protect our intellectual property, primarily through the filing of patent applications and the defense of issued patents against infringement. As of December 31, 2006, we had 74 U.S. and international patents on various aspects of our technology, with expiration dates ranging from 2013 to 2018, and have over 25 pending patent applications. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with licensees, proprietary information agreements with employees and consultants and other security measures. We also rely on trademarks and trade secret laws to protect our intellectual property.

Segment Information

We operate through two segments:

- Avistar Communications Corporation engages in the design, development, manufacture, sale and marketing of networked video communications products.
- Collaboration Properties, Inc., our wholly owned subsidiary, engages in the development, prosecution, maintenance, support and licensing of the intellectual property used in our video communications system.

Financial information regarding these segments is provided in Note 12 to our consolidated financial statements included in this Annual Report on Form 10-K. Financial information relating to revenues and other operating income, net loss, operating expenses and total assets for the three years ended December 31, 2006, can be found in Item 6 "Selected Financial Data" and also in our Consolidated Financial Statements attached hereto.

Customers

Video Communications Products

As of December 31, 2006, we have licensed and recognized revenue with respect to over 14,000 end-users at over 400 customer sites in approximately 151 cities in over 40 countries. Because many of our customers operate on a decentralized basis, decisions to purchase our systems are often made independently by individual business units. As such, a single company may represent several separate accounts and multiple customer sites may relate to the same company.

For the year ended December 31, 2006, Sony Corporation, Deutsche Bank AG and its affiliates, and UBS Warburg LLC and its affiliates accounted for 38%, 25% and 20% of our total revenues, respectively. For the year ended December 31, 2005, UBS Warburg LLC and its affiliates accounted for 45% of our total revenue and Deutsche Bank AG and its affiliates accounted for 39% of our total revenue. For the year ended December 31, 2004, Deutsche Bank AG and its affiliates accounted for 55% of our total revenue and UBS Warburg LLC and its affiliates accounted for 16% of our total revenue. The level of sales to any customer may vary from quarter to quarter, and we expect that significant customer concentration will continue for the foreseeable future. The loss of, or a decrease in the level of sales to, or a change in the ordering pattern of, any one of these customers could have a material adverse impact on our financial condition or results of operations.

International revenue, which consists of sales to customers with operations principally in Western Europe and Asia comprised 75%, 63% and 52% of total revenue for 2006, 2005 and 2004, respectively. For 2006, 2005 and 2004, revenues to customers in the United Kingdom accounted for 12%, 23% and 31% of total revenue, respectively.

Licensing Activities

We derived 39%, or $5.2 million, of our annual revenues in 2006 by licensing our broad portfolio of patents to third parties covering video and rich media collaboration technologies, networked real-time text and non-text communications and desktop workstation echo cancellation. Our license revenue in 2006 was primarily due to a license to Sony Corporation and its subsidiaries. Sony Corporation agreed to make an upfront license payment of $5.0 million and future royalty payments. The $5.0 million upfront payment was recognized by us as licensing revenue in the three months ended September 30, 2006. No license revenue was recorded in 2005 or 2004.

Sales and Marketing

Sales. We have a direct sales force in the United States and Europe consisting of sales managers located in New York, New York and London, England. Sales managers have direct responsibility for selling and account management and the adoption of our technology at customer sites.

Indirect Sales. Through our partnership organization, we seek to build a set of relationships with strategic partners and value added resellers, in order to establish, and then expand an indirect channel of sales for our products.

Marketing. Our marketing efforts are directed towards select vertical markets, with a current emphasis on the financial services industry. We have identified specific collaboration needs for enterprises, specific to the vertical market. We then help our customers understand how our system can satisfy these needs, thereby increasing the number of users. We emphasize initiatives to develop market awareness of our system and services, as well as increased usage of our installed systems.

We also use marketing programs to build recognition of our corporate brand, foster partnerships, and promote our technology in regards to licensing opportunities.

Installation, Maintenance, Training and Support Services

We provide a wide variety of services for installation, design and adoption of our video communications products. This may include the analysis of workflows in order to identify patterns of collaboration between workgroups so that the best configuration of networked resources can be designed and implemented for the enterprise. We generally install our systems for new customers. In an increasing number of cases, our customers' information technology group or services partner install follow-on orders. In the future, we expect our customers or their services partners will increasingly perform the installation of additional systems.

The installation that we offer to our customers as a separately-priced service relates to the physical set up and configuration of desktop and infrastructure components of our solution. To accomplish this activity, our staff frequently interface with the customer's internal information technology (I.T.) staff and external suppliers, in order to provide for connectivity to the customer's local and wide area networks, and for the physical placement (arranging for rack space and appropriate environmental conditions) and connections between the various components purchased. The effective operation of software and hardware is checked by our staff during this installation process. Although the "work time" of this activity at a single location may be only one or two days, the coordination necessary for accommodating the equipment and establishing connectivity frequently creates cycle times of between two and six weeks from product shipment to installation at the customer's site.

Our maintenance services ensure that customers benefit from the latest networked video technology through software upgrades and expedited repair and replacement services. Our customer support center provides voice and video call assistance to Avistar users and administrators throughout the world. On-site support is also available from each of our major regional offices for a separate fee. In addition, training for users is available onsite or at an Avistar facility, and for system administrators at an Avistar facility, on a for-fee basis.

Backlog

The estimated backlog of product orders believed to be firm was $87,000 at December 31, 2006 and $100,000 at December 31, 2005. We expect most of the orders as of December 31, 2006 will be shipped in the first quarter of 2007. Backlog is not necessarily indicative of past or future operating results.

Research and Development

We believe that strong system development capabilities are essential to our strategy. Our research and development efforts focus on enhancing our core technology, developing additional applications, addressing emerging technologies, standards and protocols, and engaging in patent generation activities. Our system development team consists of engineers and software developers with experience in video and data networking, voice communications, video and data compression, email and Internet technologies. We believe that our diverse technical expertise contributes to the highly integrated functionality of our system. Research and development expenses were $5.8 million in 2006, $3.5 million in 2005 and $2.6 million in 2004. We expect to devote a significant amount of our resources to research and development in the foreseeable future.

Manufacturing

We use contract manufacturers to produce and/or purchase components, and to perform some material assembly. Our operations staff develops manufacturing strategies and qualifies and audits manufacturing processes and suppliers. We work with our contract manufacturers to reduce manufacturing costs and to resolve quality control issues, as we perform the final assembly and testing of our products. We believe our manufacturing strategy enables us to utilize the capabilities of our contract manufacturers, while allowing us to focus on rapid system development and deployment, software architecture and development of video communication applications. We use third party, commercially available camera components, microphones, speakers and monitors for desktop and room systems, as well as third party compression and decompression components for our gateways.

Intellectual Property and Proprietary Rights

Our ability to compete, and to continue to provide technological innovation depends substantially upon internally developed technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing, non-disclosure and other agreements with our consultants, suppliers, customers and employees, to protect our technology. We believe that other factors such as the technological and creative skills of our personnel, new system developments, frequent system and feature enhancements and reliable system support and maintenance are also essential to maintaining our leadership position in technology.

We have pursued registration of our key trademarks and service marks in the United States, the United Kingdom and certain other European countries, and intend to pursue additional registrations in additional countries where we plan to establish a significant business presence. We own several United States, Canadian and United Kingdom trademarks, including Avistar and the Avistar logo, AvistarVOS, Shareboard, vBrief and The Enterprise Video Company.

Through Collaboration Properties, Inc., our wholly owned subsidiary we held 27 United States patents and 47 non-United States patents as of December 31, 2006. The patents that have been issued expire at varying dates between 2013 and 2018. In addition, numerous patent applications are pending in the United States and several other jurisdictions. Specifically, these patent applications, some of which relate to and claim priority from an application originally filed in 1993, include both method and apparatus claims. These patents and pending patent applications disclose and/or claim aspects of our analog or digital desktop video conferencing technology, video and multimedia storage technology for messaging and publishing, directory services, and public wide area networking access, switching and architecture. A portion of these technologies is currently utilized in our system. To date, CPI has focused on expanding our patent portfolio, expediting patent issuance and licensing of our patents to reinforce the adoption of our technology.

CPI seeks to license its broad portfolio of patents covering, among other areas, video and rich media collaboration technologies, networked real-time text and non-text communications and desktop workstation echo cancellation. The broad suite of patents enables much of the functionality of our AvistarVOS application platform. Licenses to third parties may cover part or all of our patent portfolio. Examples of the many patented innovations in our portfolio include: the handling of decentralized video call endpoints, unshielded twisted pair video conferencing with data conferencing and desktop workstation echo cancellation.

We generally enter into confidentiality, license and nondisclosure agreements with our employees, consultants, prospective customers, licensees, and partners that seek to limit the use and distribution of our proprietary materials and prohibit reverse-engineering of our proprietary technologies. In addition, we control access to and distribution of our software, documentation and other proprietary information. Several of our license agreements with our customers require us to place our software source code into escrow. In these cases, these agreements provide that these customers may be entitled to retain copies of the software, and have a limited non-exclusive right to use and/or reproduce, maintain, update, enhance and produce derivative works of the software source code under the terms of the agreements if we fail to cure a contractual breach by us on a timely basis, or if we become the subject of a bankruptcy or similar proceeding.

We maintain a strong working relationship with vendors whom we identify as key suppliers, and assign preferred provider status to these vendors under agreements that secure ordering and extended warranty rights for us.

Competition

The market for video collaboration products and systems is highly competitive. As a result of advances in technology, increases in communications capability and reductions in communications costs in the past several years, the market is now characterized by many competitors, rapidly changing technology, evolving user needs, developing industry standards and protocols and the frequent introduction of new products and services. Within the market for video collaboration products and systems, we compete primarily with Polycom, Inc., Tandberg ASA, Sony Corporation, Apple Inc., Radvision, Ltd., and Emblaze-VCON Ltd.

With increasing interest in the power of video collaboration and the establishment of communities of users, we face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as Cisco Systems, Inc., Avaya, Inc., Nortel Networks Corporation, Microsoft Corporation, IBM Corporation and WebEx Communications, Inc., that enable web-based or network-based video communications with low-cost digital camera systems.

We believe that the principal factors affecting competition in our markets include:

- product features, functionality and scalability;
- product quality and performance;
- product reliability and ease of use;

- use of open standards;
- quality of service and support;
- company reputation, size and financial stability;
- price and overall cost of ownership;
- integration with other desktop collaboration products; and
- document sharing, including internet-based collaboration.

Currently, our principal competitors are companies that provide products and services in specific areas where we offer our integrated system, such as:

- room-based point-to-point video communications products;
- desktop video communications products;
- broadcast video products;
- video retrieval and viewing products;
- desktop content creation products; and
- web-based data collaboration products.

While a number of companies have marketed applications that enable users to use individual features similar to our system, we do not believe that any single competitor currently offers as comprehensive a set of functionality as our system provides. We believe these companies in many cases can also represent complementary opportunities to extend the reach of our system by potentially expanding the market for video networking.

We expect competition to increase significantly in the future from existing providers of specialized video communications products, voice over IP solution providers and companies as they enter our existing or future markets, possibly including major telephone companies or communications equipment providers. These companies may develop similar or substitute solutions, which may be less costly or provide better performance or functionality than our systems. A number of our existing and potential competitors have longer operating histories, significantly greater financial, marketing, service, support, technical and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our current or potential competitors have well-established relationships with our current and potential customers, and have extensive knowledge of our industry. It is possible that new competitors or alliances among competitors may emerge and acquire significant market share. To be successful, we must continue to respond promptly and effectively to the challenges of developing customer requirements, technological change and competitors' innovations. Accordingly, we cannot predict what our relative competitive position will be as the market evolves for video collaboration products and services.

Employees

As of December 31, 2006, we had 88 employees, including personnel dedicated to research and development, customer service, including installation and support services, sales and marketing, and finance and administration. Our future performance depends in significant part upon the continued service of our key technical, sales and marketing, and senior management personnel, none of whom are obligated to remain with us by an employment agreement. The loss of the services of one or more of our key employees could harm our business.

Executive Officers

Our officers and their ages as of December 31, 2006 were as follows:

Name	Age	Position
Gerald J. Burnett	64	Chairman of the Board and Chief Executive Officer
William L. Campbell	58	Vice Chairman, Chief Operating Officer and Secretary
Robert J. Habig	52	Chief Financial Officer
J. Chris Lauwers	45	Chief Technology and Product Officer
Anton F. Rodde	64	President, Collaboration Properties, Inc.
Gary Stager	54	Vice President, Engineering
Robert T. Garrigan	45	Vice President, Sales
Stephen F. Arisco	48	Vice President, Operations and Customer Support

Gerald J. Burnett is one of our founders and has been Chairman of our Board of Directors and our Chief Executive Officer since March 2000. He served as Chief Executive Officer of Avistar Systems from December 1998 until March of 2000. From 1993 to 1997, he was a director of Avistar Systems or a principal of its predecessor limited partnership. He is a member of the Corporation (Board of Trustees) of the Massachusetts Institute of Technology. Dr. Burnett holds a B.S. and an M.S. from the Massachusetts Institute of Technology in electrical engineering and computer science, and a Ph.D. from Princeton University in computer science and communications.

William L. Campbell is one of our founders and has been a member of our Board of Directors and our Executive Vice President since March 2000. He has been our Corporate Secretary since June 2001 and served as our interim Chief Financial Officer from April 2001 to May 2001. He has been Chief Executive Officer of CPI since December 1997. In July 2005 he received the title of Chief Operating Officer. Mr. Campbell holds a B.S. in general engineering from the U.S. Military Academy and an M.S. in management from the Sloan School of the Massachusetts Institute of Technology.

Robert J. Habig has been our Chief Financial Officer since May 2001. He had previously served as Chief Financial Officer at think3 Corporation, a private computer-aided design software company from March 1999 to February 2001, as Chief Financial Officer at CrossWorlds Software, Inc., an enterprise software company from July 1998 to February 1999, as Executive Vice President at First Data Corporation, a financial transactions processing company, from May 1997 to June 1998, as a business unit Chief Financial Officer at AlliedSignal Corporation, an automotive, aerospace and chemical manufacturing company from 1994 to 1997, and held a number of positions with PepsiCo from 1979 to 1994. Mr. Habig holds a B.A. in economics and business from Lafayette College and an M.B.A. from the Simon Graduate School of Business at the University of Rochester.

J. Chris Lauwers has been our Chief Technology and Product Officer since August 2005. He served as Chief Technology Officer from March 2001 to 2005. He was our Vice President of Engineering from 1996 to 2001 and Director of Engineering from 1994 to 1996. He previously served as Principal Software Architect at Vicor Inc., a private e-business product solutions and engineering consulting company, from 1990 to 1994, and as a research associate at Olivetti Research Center from 1987 to 1990. Dr. Lauwers holds a B.S. in electrical engineering from the Katholieke Universiteit Leuven of Belgium. Dr. Lauwers also holds an M.S. and a Ph.D. in electrical engineering and computer science from Stanford University.

Anton F. Rodde has been the President of Collaboration Properties, Inc., since December 2003. Prior to joining CPI, he served as President and CEO of Western Data Systems, an ERP software company, from 1991 to 2002, as Group Vice President at Manugistics from 2002 to 2003, the company which acquired Western Data Systems, as President and General Manager of several subsidiaries of Teknekron Corporation, a technology incubator, from 1984 to 1991, as founder and President of Control Automation, a robotics company, from 1980 to 1984, and held a variety of technical and management positions at AT&T from 1970 to 1980. Dr. Rodde holds a B.S. in physics from Benedictine University and an M.S. and Ph.D. in physics from the Illinois Institute of Technology.

Gary Stager joined Avistar in December 2006 as Vice President of Engineering. From 2004 to 2006, Mr. Stager was Senior Vice President of Engineering and Operations for Exavio, Inc. in Santa Clara, California and Beijing, China, where he was responsible for the design, manufacture and support of Exavio's networked storage products for digital media production and HPC applications. From 2001 to 2003, he served as VP of Engineering at Omneon Video Networks. Mr. Stager holds degrees in Electrical Engineering and Liberal Arts from the University of Florida.

Robert Garrigan joined Avistar in April 2005 as Vice President of Sales. Prior to joining Avistar, Mr. Garrigan was senior vice president of sales at The NewsMarket, Incorporated, a broadcast news distribution service delivering video content via an Internet-based platform from September 2004 to May 2005. From 2003 to 2004, Mr. Garrigan served as Senior Vice President of Sales at Thompson Financial in both the US and Europe and, from 1998 to 2001, Mr. Garrigan served as Executive Vice President of Sales and Business Development with IntraLinks in New York. Mr. Garrigan holds a B.A. in Economics from The State University of New York.

Stephen F. Arisco has been our Vice President of Operations and Customer Service since February 2000. He previously served as the Director of Operations and Customer Service of Avistar Systems from December 1997 to January 2000. From 1987 through December 1997, he was Director of Customer Service and Operations at TRW Financial Systems, Inc., a systems integration company. Mr. Arisco holds a B.S. in Business from the University of Phoenix, and an Executive MBA from Pepperdine University.

Item 1a. *Risk Factors*

Factors Affecting Future Operating Results

We have incurred substantial losses in the past and may not be profitable in the future.

We incurred net losses of $8.1 million for 2006, $5.2 million for 2005 and $8.7 million for 2004. As of December 31, 2006, our accumulated deficit was $102.8 million. Our revenue and income from settlement and patent licensing may not increase, or even remain at its current level. In addition, our operating expenses may increase as we continue to develop our business and pursue licensing opportunities. As a result, to become profitable, we will need to increase our revenue by increasing sales to existing customers and by attracting additional customers and licensees. If our expenses increase more rapidly than our revenue, or if revenue and expense levels remain the same, we may never become profitable. If we do become profitable, as we did during the third quarter of 2006, we may not be able to sustain or increase profitability on a quarterly or annual basis. In addition, if we fail to reach profitability or to sustain or grow our profits within the time frame expected by investors, the market price of our common stock may be adversely impacted.

Our market is in the early stages of development, and our system may not be widely accepted.

Our ability to achieve profitability depends in part on the widespread adoption of networked video communications systems and the sale and adoption of our video system in particular. If the market for our system fails to grow or grows more slowly than we anticipate, we may not be able to increase revenue or achieve profitability. The market for our system is relatively new and evolving. We have to devote substantial resources to educating prospective customers about the uses and benefits of our system. Our efforts to educate potential customers may not result in our system achieving broad market acceptance. In addition, businesses that have invested or may invest substantial resources in other video products may be reluctant or slow to adopt our system. Consequently, the conversion from traditional methods of communication to the extensive use of networked video may not occur as rapidly as we wish.

Our lengthy sales cycle to acquire new customers or large follow-on orders may cause our operating results to vary significantly and make it more difficult to forecast our revenue.

We have generally experienced a product sales cycle of four to nine months for new customers or large follow-on orders from existing customers due to the time needed to educate customers about the uses and benefits of our system, and the significant investment decisions that our prospective customers must make when they decide to buy our system. Many of our prospective customers have neither budgeted expenses for networked video communications systems, or for personnel specifically dedicated to the procurement, installation or support of these systems. As a result, our customers spend a substantial amount of time before purchasing our system in performing internal reviews and obtaining capital expenditure approvals. Economic conditions over the last several years have contributed to additional deliberation and an associated delay in the sales cycle.

Our lengthy sales cycle is one of the factors that has caused, and may continue to cause in the future, our operating results to vary significantly from quarter-to-quarter and year-to-year. This makes it difficult for us to forecast revenue, and could cause volatility in the market price of our common stock. A lost or delayed order could result in lower revenue than expected in a particular quarter or year.

General economic conditions have and may impact our revenues and harm our business in the future.

The international economic slowdown and the downturn in the investment banking industry that began in 2000 negatively affected our business, and a reoccurrence of a difficult economic environment may do so in the future. During this most recent economic downturn, the investment banking industry suffered a sharp decline, which caused many of our existing and potential customers to cancel or delay orders for our products. Although the U.S. economy has improved, our customers and potential customers may continue to delay ordering our products, and we could fall short of our revenue expectations for 2007 and beyond. Slower growth among our customers, tightening of customers' operating budgets, retrenchment in the capital markets and other general economic factors all have had, and could in the future have, a materially adverse effect on our revenue, capital resources, financial condition and results of operations.

Future revenues and income from settlement and licensing activities are difficult to predict for several reasons, including our lengthy and costly licensing cycle. Our failure to predict revenues and income accurately may cause us to miss analysts' estimates and result in our stock price declining.

Because our licensing cycle is a lengthy process, the accurate prediction of future revenues and income from settlement and patent licensing from new licensees is difficult. The process of persuading companies to adopt our technologies or convincing them that their products infringe upon our intellectual property rights can be lengthy. There is also a tendency in the technology industry to close business deals at the end of a quarter, thereby increasing the likelihood that a possible material deal would not be concluded in a current quarter, but slip into a subsequent reporting period. This kind of delay may result in a given quarter's performance being below analyst or shareholder expectations. The proceeds of our intellectual property licensing and enforcement efforts tend to be sporadic and difficult to predict. Recognition of such proceeds as revenue or income from settlement and licensing activities depends on the terms of the license agreement involved, and the circumstances surrounding the agreement. As a result, our licensing and enforcement efforts are expected to result in significant volatility in our quarterly and annual financial condition and results of operations, which may result in us missing investor expectations, which may cause our stock price to decline.

Since a majority of our product revenue has come from follow-on orders, our financial performance could be harmed if we fail to obtain follow-on orders in the future.

Our customers typically place limited initial orders for our networked video communications system, as they seek to evaluate its utilization and resultant value. Our strategy is to pursue additional and larger follow-on orders after these initial orders. Excluding licensing revenue, product revenue generated from follow-on orders accounted for approximately 95% of our revenue in 2006, 99% in 2005 and 78% in 2004. Our future financial performance depends on successful initial installations of our system, and successful generation of follow-on orders as the Avistar network expands within a customer's organization. If our system does not meet the needs and expectations of customers, we may not be able to generate follow-on orders.

Because we depend on a few customers for a majority of our product revenue, services revenue, and income from settlement and patent licensing, the loss of one or more of them could cause a significant decrease in our operating results.

We have historically derived the majority of our revenue from a limited number of customers, particularly Deutsche Bank AG and their affiliates and UBS Warburg LLC and their affiliates. In 2006, these customers and Sony Corporation accounted for 83% of our total revenue. Deutsche Bank AG and their affiliates and UBS Warburg LLC and their affiliates accounted for 84% of our revenue for 2005. Deutsche Bank AG and their affiliates and UBS Warburg LLC and their affiliates accounted for 71% of our revenue for 2004. No other customers individually contributed greater than 10% of our total revenue for 2006, 2005 or 2004. As of December 31, 2006, three customers represented 44%, 20% and 20% of gross accounts receivable. As of December 31, 2005, three customers represented 48%, 32% and 17% of gross accounts receivable. As of December 31, 2004, approximately 81% of our accounts receivable were concentrated with one customer.

The loss of a major customer or the reduction, delay or cancellation of orders from one or more of our significant customers could cause our revenue to decline and our losses to increase. If we are unable to license our patent portfolio to additional parties on terms equal to or better than our agreements with Polycom prior to the completion of our amortization of the Polycom proceeds in 2009, our income from settlement and licensing will decline, which could cause our losses to increase. We currently depend on a limited number of customers with lengthy budgeting cycles and unpredictable buying patterns, and as a result, our revenue from quarter-to-quarter or year-to-year may be volatile. Adverse changes in our revenue or operating results as a result of these budgeting cycles or any other reduction in capital expenditures by our large customers could substantially reduce the trading price of our common stock.

Our expected future working capital needs may require that we seek additional debt or equity funding which, if not available on acceptable terms, could cause our business to suffer.

As of December 31, 2006, our accumulated deficit was $102.8 million. Our revenue and income from settlement and patent licensing may not increase, or even remain at its current level. In addition, our operating expenses may increase as we continue to develop our business and pursue licensing opportunities. As a result, we may need to arrange for the availability of additional funding in order to meet our future business requirements. If we are unable to obtain additional funding when needed on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competitive pressures or unanticipated requirements, or finance our efforts to protect and enforce our intellectual property rights, which could seriously harm our business, financial condition, results of operations and ability to continue operations.

We may not be able to modify and improve our products in a timely and cost effective manner to respond to technological change and customer demands.

Future hardware and software platforms embodying new technologies and the emergence of new industry standards and customer requirements could render our system non-competitive or even obsolete. The market for our system is characterized by:

- rapid technological change;
- the emergence of new competitors;
- significant development costs;
- changes in the requirements of our customers and their communities of users;
- evolving industry standards; and
- transition to Internet protocol connectivity for video at the desktop, with increasing availability of bandwidth and quality of service.

Our system is designed to work with a variety of hardware and software configurations and data networking infrastructures used by our customers. The majority of these customer networks rely on Microsoft Windows servers. However, our software may not operate correctly on other hardware and software platforms or with other programming languages, database environments and systems that our customers use. Also, we must constantly modify and improve our system to keep pace with changes made to our customers' platforms, data networking infrastructures, and their evolving ability to transport video and other applications. This may result in uncertainty relating to the timing and nature of our new release announcements, introductions or modifications, which in turn may cause confusion in the market, with a potentially harmful effect on our business. If we fail to promptly modify or improve our system in response to evolving industry standards or customers' demands, our system could become less competitive, which would harm our financial condition and reputation.

Difficulties or delays in installing our products could harm our revenue and margins.

We recognize product and installation revenue upon the installation of our system in those cases where we are responsible for installation, which often entails working with sophisticated software and computing and communications systems. If we experience difficulties with installation or do not meet deadlines due to delays caused by our customers or ourselves, we could be required to devote more customer support, technical and other resources to a particular installation. If we encounter delays in installing our products for new or existing customers or installation requires significant amounts of our professional services support, our revenue recognition could be delayed, our costs could increase and our margins could suffer.

Competition could reduce our market share and decrease our revenue.

Currently, our competition comes from many other kinds of companies, including communication equipment, integrated solution, broadcast video and stand-alone point solution providers. Within the video-enabled network communications market, we compete primarily against Polycom, Tandberg ASA, Sony Corporation, Apple Inc., Radvision, Ltd. and Emblaze-VCON Ltd. With increasing interest in the power of video collaboration and the establishment of communities of users, we believe we face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as Cisco Systems, Inc., Avaya, Inc., Microsoft Corporation, Nortel Networks Corporation and WebEx Communications, Inc., that enable web-based or network-based video communications with low-cost digital camera systems. The market in which we operate is highly competitive. In addition, because our industry is relatively new and one which is characterized by rapid technological change, evolving user needs, developing industry standards and protocols and the introduction of new products and services, it is difficult for us to predict whether or when new competing technologies or new competitors will enter our market.

We expect competition to increase in the future from existing competitors, partnerships of competitors, and from new market entrants with products that may be less expensive than ours, or that may provide better performance or additional features not currently provided by our products. Many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements.

We may be required to reduce prices or increase spending in response to competition in order to retain or attract customers, pursue new market opportunities or invest in additional research and development efforts. As a result, our revenue, margins and market share may be harmed. We cannot assure you that we will be able to compete successfully against current and future competitors and partnerships of our competitors, or that competitive pressures faced by us will not harm our business, financial condition and results of operations.

Infringement of our proprietary rights could affect our competitive position, harm our reputation or cost us money.

We regard our system as open but proprietary. In an effort to protect our proprietary rights, we rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as licensing, non-disclosure and other agreements with our consultants, suppliers, customers and employees. However, these laws and agreements provide only limited protection of our proprietary rights. In addition, we may not have signed agreements in every case, and the contractual provisions that are in place and the protection they produce may not provide us with adequate protection in all circumstances. Although CPI holds patents and has filed patent applications covering some of the inventions embodied in our systems, our means of protecting our proprietary rights may not be adequate. It may be possible for a third party to copy or otherwise obtain and use our technology without authorization and without our detection. In the event that we believe a third party is infringing our intellectual property rights, an infringement claim brought by us could, regardless of the outcome, result in substantial cost to us, divert our management's attention and resources, be time consuming to prosecute and result in unpredictable damage awards. A third party may also develop similar technology independently, without infringing upon our patents and copyrights. In addition, the laws of some countries in which we sell our system may not protect our software and intellectual property rights to the same extent as the laws of the United States or other countries where we hold patents. As we move to more of a software based system, unauthorized copying, use or reverse engineering of our system could harm our business, financial condition or results of operations.

Others may bring infringement claims against us, which could be time-consuming and expensive to defend.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights and we have been a party to such litigation. The prosecution and defense of these lawsuits where we are involved may require us and CPI to expend significant financial and managerial resources, and therefore may have a material negative impact on our financial position and results of operations. The duration and ultimate outcome of these proceedings are uncertain. We may be a party to additional litigation in the future, to protect our intellectual property or as a result of an alleged infringement of the intellectual property of others. These claims and any resulting lawsuit, could subject us to significant liability for damages and invalidation of proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using products or services that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property a license to the relevant intellectual property, which may require us to license our intellectual property to such owner, or may not be available on reasonable terms or at all; and
- redesign those products or services that use technology that is the subject of an infringement claim.

If we are forced to take any of the foregoing actions, we may be unable to manufacture, use, sell, import and export our products, which would reduce our revenues.

Our inability to protect the intellectual property created by us would cause our business to suffer.

We rely on a combination of license, development and nondisclosure agreements, trademark, trade secret and copyright law, and contractual provisions to protect our other, non-patentable intellectual property rights. If we fail to protect these intellectual property rights, our licensees, potential licensees and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in part on the applicability of our intellectual property to the products of third parties, and our ability to enforce intellectual property rights against them. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our rights vigorously, if we fail to do so, our business will suffer.

Our system could have defects for which we could be held liable for, and which could result in lost revenue, increased costs, and loss of our credibility or delay in the further acceptance of our system in the market.

Our system may contain errors or defects, especially when new products are introduced or when new versions are released. Despite internal system testing, we have in the past discovered software errors in some of the versions of our system after their introduction. Errors in new systems or versions could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources from our other development efforts or the loss of credibility with current or future customers. Any of these events could result in a loss of revenue or a delay in market acceptance of our system and could harm our reputation.

In addition, we have warranted to some of our customers that our software is free of viruses. If a virus infects a customer's computer software, the customer could assert claims against us, which, regardless of their merits, could be costly to defend and could require us to pay damages and potentially harm our reputation.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and certain contract claims. Our license agreements also typically limit a customer's entire remedy to either a refund of the price paid or modification of our system to satisfy our warranty. However, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. Although we maintain product liability ("errors and omissions") insurance coverage, we cannot assure you that such coverage will be adequate. A product liability, warranty or other claim could harm our business, financial condition and/or results of operations. Performance interruptions at a customer's site could negatively affect the demand for our system or give rise to claims against us.

The third party software we license with our system may also contain errors or defects for which we do not maintain insurance. Typically, our license agreements transfer any warranty from the third party to our customers to the extent permitted. Product liability, warranty or other claims brought against us with respect to such warranties could, regardless of their merits, harm our business, financial condition or results of operations.

The loss of any of our outside contract manufacturers or third party equipment suppliers that produce key components of our system could significantly disrupt our manufacturing and new product development process.

We depend on outside contract manufacturers to produce components of our systems, such as cameras, microphones, gateway, speakers and monitors that we install at desktops and in conference rooms. One supplier, Pacific Corporation, is a single source supplier for a key component of our product. Another supplier, Equator Technologies Inc., is our only current source of a component used in our IP gateway product. In addition, during the first quarter of 2006, we began using an offshore contract resource in China for product development work. Our reliance on these third parties involves a number of risks, including:

- the possible unavailability of critical services and components on a timely basis, on commercially reasonable terms or at all;
- if the components necessary for our system were to become unavailable, the need to qualify new or alternative components for our use or reconfigure our system and manufacturing process could be lengthy and expensive;
- the likelihood that, if particular components or human resources were not available, we would suffer an interruption in the manufacture and shipment of our systems until these components or alternatives become available;
- reduced control by us over the quality and cost of our system and over our ability to respond to unanticipated changes and increases in customer orders, and conversely, price changes from suppliers if committed volumes are not met;
- the possible unavailability of, or interruption in, access to some technologies due to infringement claims, production/supply issues or other hindrances; and
- the possible misappropriation of our source code through reverse engineering or other means by contract developers or other parties.

If these manufacturers or suppliers cease to provide us with the assistance or the components necessary for the operation of our business, we may not be able to identify alternate sources in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses, and could cause delays in the shipment of or otherwise limit our ability to provide our products. We cannot assure you that we would be able to enter into agreements with new manufacturers or suppliers on commercially reasonable terms, or at all. Any disruption in product flow may limit our revenue, delay our product development, seriously harm our competitive position and/or result in additional costs or cancellation of orders by our customers.

If we are unable to expand our direct sales force and/or add distribution channels, our business will suffer.

To increase our revenue, we must increase the size of our direct sales force and add indirect distribution channels, such as systems integrators, product partners and/or value-added resellers, and/or effect sales through our customers. If we are unable to maintain or increase our direct sales force or add indirect distribution channels due to our own cost constraints, limited availability of qualified personnel or other reasons, our future revenue growth may be limited and our future operating results may suffer. We cannot assure you that we will be successful in attracting, integrating, motivating and retaining sales personnel. Furthermore, it can take several months before a new hire becomes a productive member of our sales force. The loss of existing salespeople, or the failure of new salespeople and/or indirect sales partners to develop the necessary skills in a timely manner, could impact our revenue growth.

We may not be able to retain our existing key personnel, or hire and retain the additional personnel that we need to sustain and grow our business.

We depend on the continued services of our executive officers and other key personnel. We do not have long-term employment agreements with our executive officers or other key personnel and we do not carry any "key man" life insurance. The loss of the services of any of our executive officers or key personnel could harm our business, financial condition and results of operations.

Our products and technologies are complex, and to successfully implement our business strategy and manage our business, an in-depth understanding of video communication and collaboration technologies and their potential uses is required. We need to attract and retain highly skilled technical and managerial personnel for whom there is intense competition. If we are unable to attract and retain qualified technical and managerial personnel due to our own cost constraints, limited availability of qualified personnel or other reasons, our results of operations could suffer and we may never achieve profitability. The failure of new personnel to develop the necessary skills in a timely manner could harm our business.

Our plans call for growth in our business, and our inability to achieve or manage growth could harm our business.

Failure to achieve or effectively manage growth will harm our business, financial condition and operating results. Furthermore, in order to remain competitive or to expand our business, we may find it necessary or desirable in the future to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. In addition, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

Our international operations expose us to potential tariffs and other trade barriers, unexpected changes in foreign regulatory requirements and laws and economic and political instability, as well as other risks that could adversely affect our results of operations.

International revenue, which consists of sales to customers with operations principally in Western Europe and Asia, comprised 75% of total revenue for 2006, 63% for 2005 and 52% for 2004. Some of the risks we may encounter in conducting international business activities include the following:

- tariffs and other trade barriers;
- unexpected changes in foreign regulatory requirements and laws;
- economic and political instability;
- increased risk of infringement claims;
- protection of our intellectual property;
- restrictions on the repatriation of funds;
- potentially adverse tax consequences;
- timing, cost and potential difficulty of adapting our system to the local language standards in those foreign countries that do not use the English language;
- fluctuations in foreign currencies; and

- limitations in communications infrastructures in some foreign countries.

Some of our products are subject to various federal, state and international laws governing substances and materials in products, including those restricting the presence of certain substances in electronics products. We could incur substantial costs, including fines and sanctions, or our products could be enjoined from entering certain jurisdictions, if we were to violate environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances that apply to specified electronics products sold in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive). The ultimate costs under environmental laws and the timing of these costs are difficult to predict. Similar legislation has been or may be enacted in other regions, including in the United States, the cumulative impact of which could be significant.

International political instability may increase our cost of doing business and disrupt our business.

Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures and/or sustained military action may halt or hinder our ability to do business, may increase our costs and may adversely affect our stock price. This increased instability has had and may continue to have negative effects on financial markets, including significant price and volume fluctuations in securities markets. If this international political instability continues or escalates, our business and results of operations could be harmed and the market price of our common stock could decline.

If our customers do not perceive our system or services to be effective or of high quality, our brand and name recognition would suffer.

We believe that establishing and maintaining brand and name recognition is critical for attracting and expanding our targeted customer base. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the success of our marketing efforts, and on our ability to continue to provide high quality systems and services, neither of which can be assured. If our customers do not perceive our system or services to be effective or of high quality, our brand and name recognition will suffer, which would harm our business.

We may not meet the continued listing criteria for the NASDAQ Capital Market, which could materially and adversely affect the price and liquidity of our stock, our business and our financial condition.

For continued listing of our common stock on the NASDAQ Capital Market, we are required to, among other things (i) maintain stockholders' equity of at least $2.5 million, or a market value of listed securities of at least $35 million, or annual net income from continuing operations of at least $500,000, and (ii) maintain a minimum closing bid price of our common stock of at least $1.00. If we do not meet the continued listing requirements, our common stock could be subject to delisting from trading on the NASDAQ Capital Market. There can be no assurance that we will continue to meet all requirements for continued listing on the NASDAQ Capital Market.

If we are unable to continue to list our common stock for trading on the NASDAQ Capital Market, there may be adverse impact on the market price and liquidity of our common stock, and our stock may be subject to the "penny stock rules" contained in Section 15(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Delisting of our common stock from the NASDAQ Capital Market could also have a materially adverse effect on our business, including, among other things: our ability to raise additional financing to fund our operations; our ability to attract and retain customers; and our ability to attract and retain personnel, including management personnel. In addition, if we were unable to list our common stock for trading on NASDAQ, many institutional investors would no longer be able to retain their interests in and/or make further investments in our common stock because of their internal rules and protocols.

Our common stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, which may prevent our stockholders from reselling our common stock at a profit.

The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

- general trends in the equities market, and/or trends in the technology sector;
- quarterly variations in our results of operations;
- announcements regarding our product developments;
- the size and timing of agreements to license our patent portfolio;
- announcements of technological innovations or new products by us, our customers or competitors;
- announcements of competitive product introductions by our competitors;
- sales, or the perception in the market of possible sales, of a large number of shares of our common stock by our directors, officers, employees or principal stockholders; and
- developments or disputes concerning patents or proprietary rights, or other events.

If our revenue and results of operations are below the expectations of public market securities analysts or investors, then significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies, and which often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. Many technology companies have been subject to this type of litigation. Our share price has, in the past, experienced price volatility, and may continue to do so in the future. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the merits or outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business, financial condition and operating results to suffer.

Provisions of our certificate of incorporation, our bylaws and Delaware law may make it difficult for a third party to acquire us, despite the possible benefits to our stockholders.

Our certificate of incorporation, our bylaws, and Delaware law contain provisions that may inhibit changes in our control that are not approved by our Board of Directors. For example, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the terms of this preferred stock, without any further vote or action on the part of the stockholders.

These provisions may have the effect of delaying, deferring or preventing a change in the control of Avistar despite possible benefits to our stockholders, may discourage bids at a premium over the market price of our common stock, and may adversely affect the market price of our common stock and the voting and other rights of our stockholders.

Our principal stockholders can exercise a controlling influence over our business affairs and they may make business decisions with which you disagree that will affect the value of your investment.

Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 63% of our common stock as of December 31, 2006. If they were to act together, these stockholders would be able to exercise control over most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. These actions may be taken even if they are opposed by other investors. This concentration of ownership may also have the effect of delaying or preventing a change in control of Avistar, which could cause the market price of our common stock to decline.

Changes in stock option accounting rules enacted have and will continue to adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, which may in turn adversely impact our stock price and our ability to attract and retain employees.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 123R (revised 2004), *Share-Based Payment* (SFAS No. 123R). SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. SFAS No. 123R allows for either a modified prospective recognition of compensation expense or retrospective recognition back to the original issuance of SFAS No. 123.

We adopted SFAS No. 123R in the first quarter of 2006 using the modified prospective method. We use the Black-Scholes-Merton model to estimate the fair value of share-based payments to employees, which is then amortized on a ratable basis over the requisite service period and adjusted for estimated forfeiture rates for executives and non-executives.

The pro forma impact of the adoption of SFAS No. 123 on our historical financial statements is included in the notes to the consolidated financial statements presented elsewhere in this Annual Report on Form 10-K. We expect to continue to grant stock options to employees. The impact of SFAS No. 123R had a material impact on our results of operations.

Item 1b. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our corporate headquarters are located in Redwood Shores, California, where we occupy approximately 17,000 square feet under a lease that expires in March 2007. We have leased new facilities in San Mateo, California for our corporate headquarters totaling approximately 22,000 square feet under a lease that begins February 2007 and expires in March 2012. We believe that our current leased facilities, together with facilities that are available to us or are being negotiated, will be sufficient to meet our needs for the next twelve months. In addition, we lease a combined total of approximately 11,000 square feet of office space in New York, New York, and London, England. As of December 31, 2006, approximately 2,000 square feet of our corporate headquarters was being utilized by CPI, our wholly-owned subsidiary.

Item 3. ***Legal Proceedings***

On May 11, 2005, CPI, our wholly-owned patent prosecution and licensing subsidiary, commenced a patent infringement lawsuit against Tandberg ASA and Tandberg, Inc., alleging that numerous Tandberg videoconferencing products infringe three patents held by CPI. The suit was filed in the United States District Court for the Northern District of California. The three patents involved were U.S. Patent Nos. 5,867,654; 5,896,500; and 6,212,547. Both of the Tandberg entities answered the complaint on July 15, 2005, at which time they asserted that they did not infringe the patents and that the patents were invalid and unenforceable.

On January 30, 2006, Tandberg Telecom AS, a wholly-owned subsidiary of Tandberg ASA, filed a patent infringement lawsuit against us and CPI in the United States District Court for the Eastern District of Texas. The suit alleged that our videoconferencing products infringe one patent purchased by Tandberg Telecom AS. The patent involved is U.S. Patent No. 6,621,515, which claims a method and system for routing video calls. We responded to the complaint on March 23, 2006, at which time we asserted that we did not infringe the patent, that the patent was invalid, and that the claim was without merit.

On February 15, 2007, we entered into a patent license agreement with Tandberg ASA, Tandberg AS and Tandberg, Inc. Under this agreement, CPI agreed to dismiss its infringement suit against Tandberg, Tandberg agreed to dismiss its infringement suit against us and CPI, and the companies agreed to cross-license each other's patent portfolios. The agreement resulted in a payment to us from Tandberg in the amount of $12.0 million, of which $4.3 million was used by us to pay contingent legal fees we incurred in connection with the litigation.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock has traded on the NASDAQ National Market from August 17, 2000 to October 29, 2002 and has traded on the NASDAQ Capital Market since October 30, 2002 under the symbol "AVSR." Prior to August 17, 2000, there was no public market for our common stock. The following table sets forth for the period indicated the high and low closing sale prices for our common stock, as reported by the NASDAQ Stock Market.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	High	Low	High	Low
First Quarter	$1.79	$1.22	$2.53	$1.11
Second Quarter	$1.76	$1.25	$3.10	$2.08
Third Quarter	$1.81	$1.33	$2.50	$1.99
Fourth Quarter	$2.52	$1.44	$2.10	$1.52

On December 31, 2006, the last reported sale price of our common stock on the NASDAQ Capital Market was $1.81 per share. According to the records of our transfer agent, as of December 31, 2006 there were 76 holders of record of our common stock and we believe there are a substantially greater number of beneficial holders.

Dividend Policy

We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future.

Equity Compensation Plan Information

The information required by this Item is included under Item 12 of Part III of this Annual Report on Form 10-K.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Avistar under the Securities Act of 1933, as amended or the Exchange Act. Set forth below is a line graph comparing the percentage change in the cumulative return to the holders of our common stock with the cumulative return of The NASDAQ Composite U.S. Index and a group of industry peers within the communications software infrastructure and video communications industries for the period commencing August 17, 2000 and ending on December 31, 2006. Returns for the indices are weighted based on market capitalization at the beginning of each fiscal year. Data for The NASDAQ Composite Index and the Peer Group assumes reinvestment of dividends. We have never paid dividends on our common stock and have no present plans to do so. Our common stock was transferred from The NASDAQ Global Market to The NASDAQ Capital Market on October 30, 2002.

TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/01)



250
200
150
100
50
0
Dollars
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Avistar Communications Corp.
Peer Group
Nasdaq Composite

Total Return Analysis

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Avistar Communications Corp.	$100.00	$11.50	$ 76.00	$ 66.50	$ 77.01	$ 90.50
Peer Group	$100.00	$67.62	$118.95	$132.54	$137.28	$205.76
Nasdaq Composite	$100.00	$68.47	$102.72	$111.54	$113.07	$123.84

Source: CTA Integrated Communications www.ctaintegrated.com (303) 665-4200. Data from ReutersBRIDGE Data Networks

(1) The above graph sets forth the cumulative total return to our stockholders during the period from August 17, 2000 to December 31, 2006. The graph assumes the investment on December 31, 2001 of $100 in our common stock, The NASDAQ Composite Index, and an Industry Peer Group. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

(2) The Industry Peer Group consists of Webex Communications, Inc., RealNetworks Inc., Packeteer, Inc., and Radvision Ltd. Although the companies included in the industry peer group were selected because of similar industry characteristics, they are not entirely representative of our business.

Item 6. *Selected Financial Data*

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto. The selected statements of operations data for the years ended December 31, 2006, 2005 and 2004 and the selected balance sheet data as of December 31, 2006 and 2005 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for the year ended December 31, 2003 and 2002 and the selected balance sheet data as of December 31, 2004, 2003 and 2002 is derived from our financial statements not included in the Annual Report on Form 10-K. The historical results presented below are not necessarily indicative of future results.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data) Restated(1)				
Statements of Operations Data					
Revenue:					
Product	$ 4,528	$ 3,403	$ 3,121	$ 2,817	$ 4,430
Licensing	5,155	—	—	—	—
Services, maintenance and support	3,542	3,508	3,200	3,775	4,369
Total revenue	13,225	6,911	6,321	6,592	8,799
Costs and expenses:					
Cost of product*	3,185	1,892	1,435	1,425	2,170
Cost of services, maintenance and support*	1,820	2,220	1,937	2,119	2,348
Income from settlement and patent licensing	(4,226)	(4,226)	(575)	—	—
Research and development*	5,753	3,544	2,588	2,432	3,731
Sales and marketing*	5,488	3,379	2,456	3,702	4,006
General and administrative*	9,682	5,697	6,956	6,038	4,600
Total costs and expenses	21,702	12,506	14,797	15,716	16,855
Loss from operations	(8,477)	(5,595)	(8,476)	(9,124)	(8,056)
Other income (expenses):					
Interest income	299	537	118	44	269
Other income (expense), net	(2)	(94)	15	481	227
Total other income (expense), net	297	443	133	525	496
Loss before provision for (recovery from) income taxes	(8,180)	(5,152)	(8,343)	(8,599)	(7,560)
Provision for (recovery from) income taxes	(31)	22	363	20	18
Net loss	$ (8,149)	$ (5,174)	$ (8,706)	$ (8,619)	$ (7,578)
Net loss per share—basic and diluted	$ (0.24)	$ (0.15)	$ (0.27)	$ (0.33)	$ (0.30)
Weighted average shares used in calculating basic and diluted net loss per share	33,928	33,600	32,610	26,368	25,260
* Including stock-based compensation of:					
Cost of product, services, maintenance and support revenue	$ 155	$ —	$ —	$ 15	$ 41
Research and development	618	—	—	12	32
Sales and marketing	497	—	—	104	278
General and administrative	764	100	24	4	7

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands) Restated(1)				
Balance Sheet Data					
Cash and cash equivalents	$ 7,854	$ 8,216	$21,656	$4,438	$ 4,783
Short-term investments	—	2,995	—	1,000	2,402
Working capital (deficit)	(2,575)	6,306	16,367	4,848	7,250
Total assets	14,699	20,358	30,408	8,228	10,400
Stockholders' equity (deficit)	(9,949)	(4,158)	514	5,491	7,948

(1) See Note 2 "Correction of an Error" of the Notes to Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward looking statements. These risks and other factors include those listed under "Risk Factors" elsewhere in this Annual Report on Form 10-K. In some cases, you can identify forward looking statements by terminology such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results.

Overview

We develop, market and support an integrated suite of vBusiness—video-enabled eBusiness—applications, all powered by the AvistarVOS application platform. From the desktop, we deliver high quality interactive video calling, content creation and publishing, broadcast origination and distribution, video-on-demand, and integrated data sharing. The Avistar video and data collaboration applications are all managed by the AvistarVOS software application. By integrating video tightly into the way they work, our customers can use our system to help reduce costs and improve productivity and communications within the enterprise and between enterprises, to enhance relationships with customers, suppliers and partners. Using AvistarVOS software and leveraging video, telephony and Internet networking standards, Avistar applications are designed to be scalable, reliable, cost effective, easy to use, and capable of evolving with communications networks as bandwidth increases and as new standards and protocols emerge. We currently sell our system directly to enterprises in selected strategic vertical markets, and have focused initially on the financial services industry. Our objective is to establish our technology as the standard for networked video through direct sales, indirect channel sales/partnerships and the licensing of our technology to others. We also seek to license our broad portfolio of patents covering, among other areas, video and rich media collaboration technologies, networked real-time text and non-text communications and desktop workstation echo cancellation.

We operate on a 52-week fiscal year ending December 31. We operate in two segments. Avistar Communications Corporation engages in the design, development, manufacture, sale and marketing of networked video communications products and associated support services. Collaboration Properties, Inc., or CPI, our wholly owned subsidiary, engages in the prosecution, maintenance, support and licensing of the intellectual property that we have developed, some of which is used in our products.

Since inception, we have recognized the innovative value of our research and development efforts, and have invested in securing protection for these innovations through domestic and foreign patent applications and issuance. As of December 31, 2006, we held 74 U.S. and foreign patents, which we look to license to others in the collaboration technology marketplace.

Change in Accounting Treatment

In September 2005, we received a comment letter from the SEC relating to our 2004 Form 10-K, which included questions regarding our accounting for the November 2004 settlement and patent cross-license agreement with Polycom, Inc.. The settlement and patent cross-license agreement resulted in a $27.5 million one-time payment by Polycom, Inc. to us, and a payment by us to our own litigation counsel of $6.4 million in contingent legal fees. Our Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the three, six and nine months ended March 31, 2005, June 30, 2005 and September 30, 2005, respectively, reported the one time payment by Polycom, Inc. as revenue, recognized ratably over a five-year period, net of contingent legal fees. As a result of the SEC's inquiry as to whether the Polycom, Inc. transaction should be characterized as revenue and after discussions with the SEC, we concluded that a reclassification of license revenues from revenue to a component of operating expenses and reflected as "Income from settlement and patent licensing" was necessary for previously filed financial reports. The reclassification of the proceeds and expenses from the Polycom, Inc. settlement and patent cross-license agreement had no effect on reported net loss, loss per share, stockholders' equity (deficit) or net cash flows from operating, investing or financing activities, but did have the effect of overstating revenues and operating expenses for previously issued interim and annual consolidated financial statements, as of and for the quarters and year-to-date periods ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. In addition, the balance sheet as of December 31, 2004 was amended to reflect the gross effect of the $27.5 million payment by Polycom, Inc. to us, and the payment of $6.4 million of contingent legal fees by us, which was previously reported on a net basis as deferred revenue. Significant concentrations, revenue recognition, segment reporting footnotes and the unaudited interim results have been modified to reclassify the Polycom, Inc. proceeds from revenue to "Income from settlement and patent licensing," to be consistent with the presentation of the net proceeds from the Polycom, Inc. settlement and patent cross-license agreement in the 2006 and 2005 Statements of Operations. The presentation within operations is supported by a determination that the Polycom, Inc. licensing transaction is central to the activities that constitute our ongoing major or central operations, but that the settlement may also contain a gain element related to the settlement, which is not considered revenue under the Financial Accounting Standards Board Concepts Statement No. 6, Elements of Financial Statements. We did not have sufficient historical evidence to support a reasonable determination of value for the purpose of segregating the transaction into revenue related to the patent licensing and an operating or non-operating gain upon settlement of litigation, resulting in the determination that the entire transaction is more appropriately classified as "Income from settlement and patent licensing" within operations, as opposed to revenue. See Note 2 "Correction of an error" of the Notes to Consolidated Financial Statements.

License Agreement with Sony Corporation

In July 2006, we entered into a Patent License Agreement with Sony Corporation and Sony Computer Entertainment, Inc.. Under the license agreement, CPI granted Sony Corporation and its subsidiaries a license to all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing. The license covers Sony's video conferencing apparatus as well as other products, including video-enabled personal computer products and certain Sony Computer Entertainment, Inc. PlayStation products. As consideration for the licenses granted under the agreement, Sony Corporation agreed to make an upfront license payment of $5.0 million and Sony Computer Entertainment, Inc. has agreed to make future royalty payments relating to the sale, in certain countries, of certain Sony Computer Entertainment, Inc. products. The $5.0 million upfront payment was recognized by us as licensing revenue in the three month period ended September 30, 2006 and future royalty payments, if any, will be recognized as they occur in accordance with Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2").

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- Revenue recognition;
- Income from settlement and patent licensing;
- Stock based compensation;
- Valuation of accounts receivable; and
- Valuation of inventories.

Revenue Recognition

We derive product revenue from the sale and licensing of our video-enabled networked communications system, consisting of a suite of Avistar-designed software and hardware products, including third party components. We also derive revenue from fees for installation, maintenance, support, training services and software development. In addition, we derive revenue from the licensing of our intellectual property portfolio. In 2006, we licensed all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing to Sony Corporation and Sony Computer Entertainment, Inc. Product revenue as a percentage of total revenue was 34%, 49% and 49% for 2006, 2005 and 2004, respectively.

We recognize product and services revenue in accordance with Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2"), as amended by SOP 98-9, Modification of SOP 97-2, *Software Revenue Recognition, With Respect to Certain Transactions* ("SOP 98-9"). We derive product revenue from the sale and licensing of a set of desktop (endpoint) products (hardware and software) and infrastructure products (hardware and software) that combine to form an Avistar video-enabled collaboration solution. Services revenue includes revenue from installation services, post-contract customer support, training, out of pocket expenses, freight and software development. The installation services that we offer to customers relate to the physical set-up and configuration of desktop and infrastructure components of our solution. The fair value of all product, installation services, post-contract customer support and training offered to customers is determined based on the price charged when such products or services are sold separately.

Arrangements that include multiple product and service elements may include software and hardware products, as well as installation services, post-contract customer support and training. Pursuant to SOP 97-2, we recognize revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable. We apply these criteria as discussed below:

- *Persuasive evidence of an arrangement exists.* We require a written contract, signed by both the customer and us, or a purchase order from those customers that have previously negotiated a standard end-user license arrangement or volume purchase agreement with us prior to recognizing revenue on an arrangement.

- *Delivery has occurred.* We deliver software and hardware to our customers physically. Our standard delivery terms are FOB shipping point.
- *The fee is fixed or determinable.* Our determination that an arrangement fee is fixed or determinable depends principally on the arrangement's payment terms. Our standard terms generally require payment within 30 to 90 days of the date of invoice. Where these terms apply, we regard the fee as fixed or determinable, and we recognize revenue upon delivery (assuming other revenue recognition criteria are met). If the payment terms do not meet this standard, but rather involve "extended payment terms," we may not consider the fee to be fixed or determinable and would then recognize revenue when customer installments are due and payable.
- *Collectibility is probable.* To recognize revenue, we must judge collectibility of the arrangement fees, which we do on a customer-by-customer basis pursuant to our credit review policy. We typically sell to customers with which we have had a history of successful collections. For new customers, we evaluate the customer's financial position and ability to pay. If we determine that collectibility is not probable based upon our credit review process or the customer's payment history, we recognize revenue when cash is collected.

If there are any undelivered elements, we defer revenue for those elements, as long as Vendor Specific Objective Evidence ("VSOE") exists for the undelivered elements. Additionally, when we provide installation services, the product and installation revenue is recognized upon completion of the installation process and receipt of customer confirmation, subject to the satisfaction of the revenue recognition criteria described above. We believe that the fee associated with the delivered product elements does not meet the collectibility criteria if the installation services have not been completed. Customer confirmation is obtained and documented by means of a standard form indicating the installation services were provided and the hardware and software components were installed. When the customer or a third party provides installation services, the product revenue is recognized upon shipment, subject to satisfaction of the revenue recognition criteria described above.

Payment for product is due upon shipment, subject to specific payment terms. Payment for installation and professional services is due upon providing the services, subject to specific payment terms. Reimbursements received for out of pocket expenses and shipping costs incurred during installation and support services have not been significant to date. These expenses are recognized as revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14 ("EITF 01-14"), *Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses Incurred.*

The price charged for maintenance and/or support is defined in the product sale contract, and is based on a fixed price for both hardware and software components as stipulated in the customer agreement. Customers have the option to renew the maintenance and/or support services in subsequent periods at the same or similar rate as paid in the initial year subject to contractual adjustments for inflation in some cases. Revenue from maintenance and support is recognized pro-rata over the maintenance and/or support term, which is typically one year in length. Payments for services made in advance of the provision of services are recorded as deferred revenue and customer deposits in the accompanying balance sheets. Training services are offered independently of the purchase of product. The value of these training services is determined based on the price charged when such services are sold separately. Training revenue is recognized upon performance of the service.

We recognize service revenue from software development contracts in accordance with SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Revenue related to contracts for software development is recognized using the percentage of completion method, when all of the following conditions are met: a contract exists with the customer at a fixed price, we have fulfilled all of our material contractual obligations to the customer for each deliverable of the contract, verification of completion of the deliverable has been received, and collection of the receivable is probable. Amounts billed to customers in excess of revenues recognized to date are deferred and recorded as deferred revenue and customer deposits in the accompanying balance sheets. Assumptions used for recording revenue and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs to complete the contract. Any anticipated losses on contracts in progress are charged to earnings when identified.

We also derive revenue from the licensing of our intellectual property portfolio. We recognize revenue from the licensing of our intellectual property portfolio according to SOP 97-2, based on the terms of the royalty, partnership and cross-licensing agreements involved. In the event that a license to our intellectual property is granted after the commencement of litigation proceedings between us and the licensee, the proceeds of such transaction are recognized as licensing revenue by us only if sufficient historical evidence exists for the determination of fair value of the licensed patents to support the segregation of the proceeds between a gain on litigation settlement and patent license revenues consistent with Financial Accounting Standards Board ("FASB") Concepts Statement No. 6, *Elements of Financial Statements*. As of December 31, 2006, these criteria for recognizing license revenue following the commencement of litigation had not been met.

To date, a significant portion of our revenue has resulted from sales to a limited number of customers. For 2006, we recorded revenue of approximately $10.9 million, or 83% of total revenue from Sony Corporation and Sony Computer Entertainment, Inc, Deutsche Bank AG and their affiliates, and UBS Warburg LLC and their affiliates, each of whom accounted for greater than 10% of our total revenue. For 2005, we recorded revenue of approximately $5.8 million, or 84% of total revenue, from Deutsche Bank AG and their affiliates, and UBS Warburg LLC and their affiliates, each of whom accounted for greater than 10% of our total revenue. For 2004, we recorded revenue of approximately $4.5 million, or 71% of total revenue, from Deutsche Bank AG and their affiliates and UBS Warburg LLC and their affiliates, each of whom accounted for greater than 10% of our total revenue for 2004. We anticipate that our revenue, and therefore, our operating results for any given period, will continue to depend to a significant extent on a limited number of customers. As a result, the loss of or a reduction in sales to any one of these customers would have a significant adverse impact on our operations and financial performance.

International revenue, which consists of sales to customers with operations principally in Western Europe and Asia, comprised 75% of total revenue for 2006, 63% for 2005 and 52% for 2004.

Income from Settlement and Patent Licensing

We recognize the proceeds from settlement and patent licensing agreements based on the terms involved. When litigation has been filed prior to a settlement and patent licensing agreement, and insufficient historical evidence exists for the determination of fair value of the patents licensed to support the segregation of the proceeds between a gain on litigation settlement and patent license revenues, we report all proceeds in "income from settlement and patent licensing" within operating costs and expenses. The gain portion of the proceeds, when sufficient historical evidence exists to segregate the proceeds, would be reported in other income according to SFAS No. 5, *Accounting for Contingencies*. To date, all proceeds from settlement and patent licensing agreements entered into following the commencement of litigation have been reported as income from settlement and patent licensing. When a patent license agreement is entered into prior to the commencement of litigation, we report the proceeds of such transaction as licensing revenue in the period in which such proceeds are received, subject to the revenue recognition criteria described above.

Stock Based Compensation

We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R is a new and very complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes-Merton assumptions such as stock price volatility and expected option terms, as well as expected option forfeiture rates used to value equity-based compensation. There is little experience or guidance with respect to developing these assumptions and models for nontransferable options. SFAS No. 123R requires the recognition of the fair value of stock compensation in net income (loss). We incurred $1.9 million, or $0.06 earnings per share in employee stock-based compensation expense in 2006 due to adoption of SFAS No. 123R, all of which was recorded to net loss in 2006. We received no tax benefit in the year ended 2006 due a full valuation allowance against the tax benefits of the stock-based compensation. Refer to Notes 3 and 8 in the Notes to our Audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for more information.

In November 2005, the FASB issued FASB Staff Position SFAS No. 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, which provides a practical exception when a company transitions to the accounting requirements in SFAS No. 123R. SFAS No. 123R requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS No. 123R, otherwise know as the "APIC Pool", assuming the company had been following the recognition provisions prescribed by SFAS No. 123. We have elected to use the shortcut method under FASB Staff Position SFAS No. 123R-3 to calculate our APIC Pool.

Valuation of Accounts Receivable

Estimates are used in determining our allowance for doubtful accounts and are based on our historical collection experience, historical write-offs, current trends, and the credit quality of our customer base and the characteristics of our accounts receivable by aging category. If the allowance for doubtful accounts were to be understated, our operating income could be significantly reduced. The impact of any such change or deviation may be increased by our reliance on a relatively small number of customers for a large portion of our total revenue. As of December 31, 2006, three customers represented 44%, 20% and 20% of our gross accounts receivable balance. As of December 31, 2005, three customers represented 48%, 32% and 17% of our gross accounts receivable balance.

Valuation of Inventories

We record a provision for obsolete or excess inventory for systems and components that are no longer manufactured, or are at risk of being replaced with new versions of our product. In determining the allowance for obsolete or excess inventory, we look at our forecasted demand versus quantities on hand and commitments. Any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and commitments and our reported results. If actual market conditions are less favorable than those projected, additional inventory write-downs, provision for purchase commitments and charges against earnings may be required, which would negatively affect our operating results for such period.

Results of Operations

The following table sets forth data expressed as a percentage of total revenue for the periods indicated.

	Percentage of Total Revenue Year Ended December 31,		
	2006	2005	2004 Restated(1)
Revenue:			
Product	34%	49%	49%
Licensing	39	—	—
Services, maintenance and support	27	51	51
Total revenue	100	100	100
Costs and expenses:			
Cost of product	24	28	23
Cost of services, maintenance and support	14	32	30
Income from settlement and patent licensing	(32)	(61)	(9)
Research and development	44	51	41
Sales and marketing	41	49	39
General and administrative	73	82	110
Total costs and expenses	164	181	234
Loss from operations	(64)	(81)	(134)
Other income (expense):			
Interest income	2	8	2
Other income (expense), net	—	(2)	—
Total other income, net	2	6	2
Loss before provision for (recovery from) income taxes	(62)	(75)	(132)
Provision for (recovery from) income taxes	—	—	6
Net loss	(62)%	(75)%	(138)%

(1) See Note 2 "Correction of an Error" of the Notes to Consolidated Financial Statements.

COMPARISON OF 2006 AND 2005

Revenue

Total revenue increased by 91% in 2006 to $13.2 million from $6.9 million for 2005. The increase in total revenue in 2006 relative to 2005 was primarily due to the licensing revenue of $5.2 million from Sony Corporation, Sony Computer Entertainment, Inc. and others, compared to no license revenue in 2005. The proceeds of our intellectual property licensing efforts tend to be sporadic and difficult to predict, which is expected to continue to contribute to the volatility of our financial condition and operating results. Product revenue increased by $1.1 million, or 33%, to $4.5 million in 2006 from $3.4 million in 2005, due primarily to additional sales to our existing customer base. Services, maintenance and support revenue totaled $3.5 million in 2006 and 2005. In 2006, three customers accounted for 83% of our revenue as compared to 2005 when two customers accounted for 84% of our revenue. The level of sales to any customer may vary from quarter to quarter and year to year. We anticipate that our revenue will continue to depend on a limited number of major customers for the foreseeable future; although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period. The loss of any one of those customers would have a material adverse impact on our financial condition and operating results.

Cost of Revenue

Total cost of revenue increased by 22% in 2006 to $5.0 million from $4.1 million for 2005. The increase in total cost of revenue in 2006 relative to 2005 was attributable to increased personnel utilized to support our maintenance and services offerings and additional product costs related to increased product sales. We expect cost of revenue to vary in the future based on the future mix of product revenues between hardware and software and the mix of services revenues.

Income from Settlement and Patent Licensing

Income from settlement and patent licensing was $4.2 million in 2006 and 2005, reflecting a full year of amortization of income associated with the Polycom, Inc. settlement and patent cross-license agreement.

Operating Expenses

Research and development. Research and development expenses increased by 62% in 2006 to $5.8 million from $3.5 million in 2005. The increase in research and development expenses in 2006 relative to 2005 was due to the hiring of new employees focused on research and development projects in 2006, the use of external labor to augment our internal development capacities, and stock-based compensation of $618,000. There was no stock-based compensation recorded in 2005. Research and development projects associated with customer funded development are expensed to cost of sales in the period in which they are incurred. Research and development expenses in 2007 are expected to increase due to additional hiring of software engineering personnel required to execute our 2007 research and development programs.

Sales and marketing. Sales and marketing expenses increased by 62% in 2006 to $5.5 million from $3.4 million in 2005. The increase in sales and marketing expenses in 2006 relative to 2005 was due to the hiring of additional sales and marketing personnel and stock-based compensation of $497,000. There was no stock-based compensation recorded in 2005. Sales and marketing expenses in 2007 are expected to increase due to additional hiring of personnel required to execute our 2007 sales programs.

General and administrative. General and administrative expenses increased by 70% in 2006 to $9.7 million from $5.7 million in 2005. The increase in general and administrative expenses in 2006 relative to 2005 was due primarily to an increase in legal fees associated with the litigation with Tandberg, which concluded in a patent license agreement on February 15, 2007, and stock-based compensation of $764,000 compared to $100,000 in 2005 General and administrative expenses in 2007 are expected to decrease due to decreased litigation activity.

Other income, net. Other income, net decreased by 33% in 2006 to $297,000 from $443,000 in 2005. The decrease in other income, net in 2006 relative to 2005 was due primarily to the effect of reduced interest payments on lower levels of deposited cash, cash equivalents, and short and long term investments in 2006, offset by higher short-term interest rates.

Provision for (recovery from) income taxes. Provision for (recovery from) income taxes decreased to a $31,000 recovery in 2006, from an expense of $22,000 in 2005 due to the recovery of $53,000 in 2006 of tax overpayments made in 2004, offset by foreign tax expenses of $22,000 in 2006.

COMPARISON OF 2005 AND 2004

Revenue

Total revenue increased by 9% in 2005 to $6.9 million from $6.3 million for 2004. The increase in total revenue in 2005 relative to 2004 was due to increases in product and services, maintenance and support revenues. Product revenue increased by $282,000 to $3.4 million in 2005 from $3.1 million in 2004, due primarily to additional sales to our existing customer base. Services, maintenance and support revenue increased by $308,000 to $3.5 million in 2005 from $3.2 million in 2004, due primarily to new services provided primarily to our existing customer base. In 2005, two customers accounted for 84% of our revenue.

Cost of Revenue

Total cost of revenue increased by 22% in 2005 to $4.1 million from $3.4 million for 2004. The increase in total cost of revenue in 2005 relative to 2004 was attributable to increased personnel utilized to support our maintenance and services offerings, and a shift among our existing customer base from the purchase of software offerings with no cost of revenue to more hardware-focused offerings with cost of revenue.

Income from Settlement and Patent Licensing

Income from settlement and patent licensing increased by $3.7 million to $4.2 million in 2005 from $575,000 in 2004, due to a full year of amortization in 2005 of income associated with the Polycom, Inc. settlement and patent cross-license agreement.

Operating Expenses

Research and development. Research and development expenses increased by 37% in 2005 to $3.5 million from $2.6 million in 2004. The increase in research and development expenses in 2005 relative to 2004 was due to the hiring of new employees focused on research and development projects in 2005.

Sales and marketing. Sales and marketing expenses increased by 38% in 2005 to $3.4 million from $2.5 million in 2004. The increase in sales and marketing expenses in 2005 relative to 2004 was due to the hiring of additional sales and marketing personnel.

General and administrative. General and administrative expenses decreased by 18% in 2005 to $5.7 million from $7.0 million in 2004. The decrease in general and administrative expenses in 2005 relative to 2004 was due primarily to a decrease in legal fees associated with our litigation with Polycom, Inc., which was concluded through a settlement and patent cross-licensing agreement signed on November 12, 2004.

Other income, net. Other income, net increased by 233% in 2005 to $443,000 from $133,000 in 2004. The increase in other income, net in 2005 relative to 2004 was due primarily to the effect of higher short-term interest rates and higher levels of cash, cash equivalents and short and long-term investments in 2005 versus 2004, resulting in a 355% increase in interest income to $537,000 in 2005, from $118,000 in 2004.

Provision for income taxes. Provision for income taxes decreased to $22,000 in 2005, from $363,000 in 2004 due to the lack of US taxes being due as a result of taxable losses in 2005. The provision for income taxes in 2004 of $363,000 was due primarily to federal, state and foreign income taxes due as a result of taxable income generated by the settlement and cross-license patent agreement with Polycom, Inc. signed on November 12, 2004. The net $21.1 million license fee paid to us by Polycom, Inc. was deferred for financial reporting purposes, to be recognized as income from settlement and patent licensing ratably over the five year period beginning November 12, 2004. For tax reporting purposes, the $21.1 million license fee was accounted for as taxable income in 2004, thus generating a federal and state tax liability, net of utilization of our net operating losses and tax credits.

Liquidity and Capital Resources

We have funded our operations since inception primarily from product and services revenue, the net proceeds of $31.3 million from our August 2000 initial public offering of common stock, lines of credit with related parties and financial institutions, the proceeds of approximately $5.7 million and $3.6 million from the private sale of our common stock in October 2003 and March 2004, respectively, the net proceeds of approximately $21.1 million from the settlement and patent cross-license agreement signed with Polycom, Inc. on November 12, 2004 and approximately $5.0 million from the license agreement signed with Sony Corporation and Sony Computer Entertainment, Inc. in July 2006.

We had cash, cash equivalents and short and long term investments of $7.9 million as of December 31, 2006 and cash, cash equivalents and short and long-term investments of $12.2 million as of December 31, 2005. For 2006, we had a net decrease in cash, cash equivalents and short and long-term investments of $4.3 million resulting primarily from a net loss from operations of $8.1 million, and a net decrease in deferred income from settlement and patent licensing and other, deferred services revenue and deposits and deferred settlement and patent licensing costs of $2.9 million partially offset by $3.0 million drawn on a line of credit, and $2.0 million in non-cash stock-based compensation, and a $1.3 million increase in net accounts payable, accrued liabilities and other.

We had cash and cash equivalents of $7.9 million as of December 31, 2006 and $8.2 million as of December 31, 2005. For 2006, we had a net cash outflow of $362,000 resulting primarily from net cash outflows from operations of $7.3 million, net cash inflows from investing activities of $3.7 million and net cash inflows from financing activities of $3.3 million. The net cash outflows from operations were primarily due to a net loss of $8.1 million, a decrease in deferred income from settlement and patent licensing and other of $5.5 million, partially offset by non-cash expenses of $2.4 million associated with the expensing of stock-based compensation and depreciation, a decrease in deferred settlement and patenting licensing costs of $1.3 million, an increase in deferred services revenue and customer deposits of $1.3 million, and an increase in account payable, accrued liabilities and other of $1.3 million. The net cash inflows from investing were due to $4.0 million in short and long-term investments that matured in 2006 offset by the purchase of $290,000 of property and equipment. The net cash inflows from financing activities were due to $3.0 million drawn on our line of credit and $312,000 from the issuance of common stock through our employee stock purchase plan and stock option plans.

We had cash and cash equivalents of $8.2 million as of December 31, 2005 and $21.7 million as of December 31, 2004. For 2005, we had a net cash outflow of $13.4 million resulting primarily from net cash outflows from operations of $9.5 million and net cash outflows from investing activities of $4.4 million. The net cash outflows from operations were primarily due to a net loss of $5.2 million, a decrease in deferred income from settlement and patent licensing of $5.4 million and an increase in accounts receivable of $641,000, partially offset by a decrease in deferred costs from settlement and patenting licensing of $1.3

million and non cash expenses of $472,000. The net cash outflows from investing were due to $4.0 million in purchases of short and long-term investments and the purchase of $392,000 of property and equipment. The net cash inflows from financing activities were due to $414,000 in proceeds from the issuance of common stock.

We had cash and cash equivalents of $21.7 million as of December 31, 2004. For 2004, we had a net cash inflow of $17.2 million resulting primarily from net cash proceeds from the issuance of common stock of $3.7 million and net cash provided by operations of $12.7 million. The net cash proceeds from the issuance of common stock were primarily due to the private sale of 3,000,000 shares of our common stock to Fuller & Thaler Avalanche Fund, L.P. and Fuller & Thaler Behavioral Finance Fund, Ltd. in March 2004. The price per share of this transaction was $1.20, resulting in net proceeds of this private financing, after deducting expenses of the financing, of $3.6 million. The net cash provided by operations primarily reflected an increase in deferred income from settlement and patent licensing of $26.8 million as a result of the settlement and patent cross-license agreement signed with Polycom, Inc. on November 12, 2004, offset by a net loss of $8.7 million and an increase in deferred costs from settlement and patent licensing of $6.2 million.

Expenditures for property and equipment in 2006 were approximately $290,000. At December 31, 2006, we did not have any material commitments for future capital expenditures. We anticipate spending approximately $1.0 million in capital expenditures during the next 12 months.

The following table summarizes our known contractual obligations and commitments as of December 31, 2006 (in thousands) for the periods presented.

	Payments due by period				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligations					
Operating Lease Obligations	$7,317	$1,091	$2,379	$2,038	$1,809
Purchase Obligations	927	248	679	—	—
Total	$8,244	$1,339	$3,058	$2,038	$1,809

On March 26, 2004, we completed the private sale of a total of 3,000,000 shares of our common stock to Fuller & Thaler Avalanche Fund, L.P. and Fuller & Thaler Behavioral Finance Fund, Ltd. at a price per share of $1.20. The net proceeds of this private financing after deducting expenses of the financing were approximately $3.6 million.

On November 12, 2004, we entered into settlement and patent cross-license agreement with Polycom, Inc. Under this agreement, CPI agreed to dismiss, with prejudice, its infringement suit against Polycom, Inc. and both companies agreed to cross-license each other's patent portfolios. The original litigation was initiated in September 2002, in the Federal District Court for the Northern District of California and involved the following CPI patents: U.S. Patent Nos. 5,867,654; 5,896,500; 6,212,547; and 6,343,314. The agreement resulted in a payment, net of legal fees, to us from Polycom, Inc. in the amount of $21.1 million.

In July 2006, we entered into a Patent License Agreement with Sony Corporation and Sony Computer Entertainment, Inc.. Under the license agreement, CPI granted Sony Corporation and its subsidiaries a license to all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing. As consideration for the licenses granted under the agreement, Sony Corporation agreed to make an upfront license payment of $5.0 million and Sony Computer Entertainment, Inc. has agreed to make future royalty payments relating to the sale, in certain countries, of certain SCEI products.

On December 23, 2006, we entered into a Revolving Credit and Promissory Note and a Security Agreement with a financial institution to borrow up to $10.0 million under a revolving line of credit. The agreement includes a first priority security interest in all of our assets. Gerald Burnett, our Chairman and Chief Executive Officer, provided a collateralized guarantee to the financial institution, assuring payment of our obligations under the agreement and as a consequence, there are no restrictive covenants, allowing us greater access to the full amount of the facility. The line of credit requires monthly interest-only payments based on LIBOR plus 0.75%, or 6.1% at December 31, 2006 or Prime Rate minus 2.0%, or 6.3% at December 31, 2006. On December 28, 2006, we borrowed $3.0 million under the revolving line of credit. The Revolving Credit and Promissory Note expires on December 23, 2007, and is subject to annual renewal.

On February 15, 2007, we entered into a patent license agreement with Tandberg ASA, Tandberg AS and Tandberg, Inc. Under this agreement, CPI agreed to dismiss, with prejudice, its infringement suit against Tandberg and both companies agreed to cross-license each other's patent portfolios. The original litigation was initiated in May 2005, in the Federal District Court for the Northern District of California and involved the following CPI patents: U.S. Patent Nos. 5,867,654; 5,896,500 and 6,212,547. The agreement resulted in a payment to us from Tandberg in the amount of $12.0 million, $4.3 million of which was used by us to pay our contingent legal fees associated with the Tandberg litigation.

We currently believe that existing cash and cash equivalents balances will provide us with sufficient funds to finance our operations for the next 12 months. We intend to continue to invest in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including without limitation, general economic conditions and conditions in the financial services industry in particular, the level and timing of product, services and licensing revenue, the costs and timing of our product development efforts and the success of these development efforts, the costs and timing of our sales and marketing activities, the extent to which our existing and new products gain market acceptance, competing technological and market developments, the costs and proceeds involved in maintaining and enforcing patent claims and other intellectual property rights, all of which may impact our ability to achieve and maintain profitability. From time to time, we may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional debt or equity financing arrangements may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business, operating results and financial condition.

Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force issued EITF No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)* ("EITF 06-3"), which clarifies diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this Issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006. We are currently assessing the impact, if any, that the adoption of this EITF will have on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN No. 48"), which became effective for us on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN No. 48, a company will recognize a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative-effect adjustment. The new interpretation is intended to provide better financial statement comparability among companies.

Required annual disclosures include a tabular reconciliation of unrecognized tax benefits at the beginning and end of the period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent 12-month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions. FIN No. 48 is effective for fiscal years beginning on or after December 15, 2006. We are currently assessing the impact, if any, that the adoption of FIN No. 48 will have on our financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements* ("FAS No.157"), which will become effective for us on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to us from the adoption of FAS No.157 in 2008 will depend on our assets and liabilities at that time that they are required to be measured at fair value.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) SAB No. 108. SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No.108 permits registrants to record the cumulative effect of initial adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have any impact on our consolidated balance sheets, statements of operations, or statements of equity (deficit) for 2006, 2005 or 2004.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

We develop products primarily in the United States, and sell those products primarily in North America, Europe and Asia. International revenue, which consists of sales to customers with operations principally in Western Europe and Asia, comprised 75%, 63% and 52% of total revenue for the years ended 2006, 2005 and 2004, respectively. As a result, our financial condition could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all of our sales are currently made in United States dollars, a strengthening of the United States dollar could make our products less competitive in foreign markets. We do not use derivative financial instruments for speculative or trading purposes, nor do we engage in any foreign currency hedging transactions.

Our interest income is sensitive to changes in the general level of United States interest rates, particularly since the majority of our cash equivalents are invested in money market funds or securities.

Cash and Cash Equivalents and Short and Long-Term Investments

Cash equivalents consist primarily of securities and money market funds acquired with remaining maturity periods of three months or less, and are stated at cost, plus accrued interest that approximates market value. We would not expect our operating results or cash flow to be significantly impacted by the effect of sudden changes in market interest rates given the nature of our short-term investments.

The following table provides information about our investment portfolio. For investment securities, the table presents cash and cash equivalents and short-term investments and related weighted average interest rates by category at December 31, 2006.

Description	Amounts (in thousands)	Weighted Average Interest Rate
Cash and cash equivalents and short-term investments:		
Cash	$4,224	—
Commercial Paper (average 22 remaining days to maturity)	3,630	5.29%
Total cash and cash equivalents at December 31, 2006	$7,854	

Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements and Reports of Independent Registered Public Accounting Firms appear on pages F-1 through F-30 of this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

Item 9a. *Controls and Procedures*

(a) Evaluation of disclosure controls and procedures: Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)) are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (ii) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

(b) Changes in internal control over financial reporting: There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9b. *Other Information*

None

PART III

Item 10. ***Directors, Executive Officers of the Registrant and Corporate Governance Matters***

The information required by this item is incorporated by reference to the sections captioned "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement related to the 2007 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2006, pursuant to General Instruction G(3) of Form 10-K (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report in "Business—Executive Officers," and certain other information required by this item is incorporated by reference from the sections captioned "Principal Stockholders" contained in our Proxy Statement.

We have adopted a code of ethics that applies to our principal executive officers and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics, which also applies to employees generally, is posted on our Internet website. The Internet address for our website is http://www.avistar.com, and the code of ethics may be found as follows:

1. *From our main Web page, first click on "Company."*
2. *Next, click on "Investor Relations."*
3. *Next, click on "Avistar's Business Conduct and Ethics Policy."*

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to the section captioned "Executive Compensation and Other Matters" contained in our Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated by reference to the sections captioned "Principal Stockholders", "Executive Compensation and Other Matters" and "Certain Transactions" contained in our Proxy Statement.

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Equity compensation plans approved by security holders	8,888,722(1)	$2.87	3,567,433(2)
Equity compensation plans not approved by security holders	—	—	—
Total	8,888,722	$2.87	3,567,433

(1) This number reflects the number of shares to be issued upon exercise of outstanding options under our 2000 Director Option Plan ("Director Plan"), the 1997 Stock Option Plan (the "1997 Plan") and the 2000 Stock Option Plan (the "2000 Option Plan"). This number excludes purchase rights accruing under the Employee Stock Purchase Plan ("Purchase Plan"). The Purchase Plan authorizes the granting of stock purchase rights to eligible employees during six month offering periods.. Shares are purchased through employee payroll deductions at purchase prices equal to 85% of the lesser of the fair market value of our Common Stock at either the first day of each offering period or the date of purchase.

(2) Includes 1,858,643 shares available for issuance under the 2000 Option Plan, 230,750 shares available for issuance under the Director Plan and 1,478,040 shares available for issuance under the Purchase Plan. No securities are available for future issuance under the 1997 Plan. The 2000 Option Plan provides for an annual increase in the number of shares of Common Stock reserved for issuance thereunder on the first day of our fiscal year in an amount equal to the lesser of (x) 1,200,000 shares, (y) 4% of the outstanding shares of Avistar as of the last day of the prior fiscal year or (z) such lesser amount as determined by the Board. The Director Plan currently provides for an annual increase to the number of shares reserved thereunder on the first day of Avistar's fiscal year equal to the lesser of (x) 175,000 shares, (y) 1% of the outstanding shares of our Common Stock on such date or (z) such amount as determined by the Board. The Purchase Plan provides for an annual increase in the number of shares of Common Stock reserved thereunder on the first day of our fiscal year in an amount equal to the lesser of (x) 900,000 shares, (y) 3% of our outstanding shares on the last day of the prior fiscal year or (z) such amount as determined by the Board. Under the terms of the Plans, on January 1, 2006, 1,200,000 and 175,000 shares were added to the 2000 Option Plan and the Director Plan, respectively. No shares were added to the Purchase Plan on January 1, 2006.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this item is incorporated by reference to the sections captioned "Proposal One—Election of Directors," "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions" contained in our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this section is incorporated by reference from the information in the section entitled "Ratification of Appointment of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a)(1) *Financial Statements*

The following financial statements are incorporated by reference in Item 8 of this Annual Report:

(a)(2) *Financial Statement Schedules*

Schedule II—Valuation and Qualifying Accounts and Reserves (see page S-1)

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(a)(3) *Exhibits*

3.2(1)	Restated Certificate of Incorporation
3.3(11)	Bylaws of Avistar Communications Corporation
4.1(1)	Specimen Certificate evidencing shares of Common Stock
10.1(1)	1997 Stock Option Plan, as amended*
10.1.1(1)	1997 Stock Option Plan Form of Stock Option Agreement*
10.2(1)	2000 Stock Option Plan, as amended*
10.3(12)	2000 Director Option Plan, as amended*
10.4(1)	Form of Director Option Agreement*
10.5(4)	2000 Employee Stock Purchase Program, as amended*
10.6(1)	Form of Indemnification Agreement*
10.7(6)	Settlement Agreement and Release between the Registrant and R. Stephen Heinrichs dated April 26, 2001*
10.8(8)	Office Lease Agreement between CA-Twin Dolphin Plaza Limited Partnership and the Registrant dated July 30, 2003
10.9(8)	Common Stock Purchase Agreement by and among the Registrant and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust, Grady Burnett and Wendolyn Hearn dated October 15, 2003
10.10(10)	Stock Purchase Agreement among the Registrant, Fuller & Thaler Behavioral Finance Fund, Ltd. and Fuller & Thaler Avalanche Fund, L.P. dated March 23, 2004

10.11(11)	Settlement Agreement among the Registrant, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004
10.12(12)†	Patent Cross-License Agreement Among the Company, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004
10.13(4)†	Patent License Agreement dated May 15, 2006 among the Registrant, Collaboration Properties, Inc., Sony Corporation and Sony Computer Entertainment, Inc.
10.14	Revolving Credit Promissory Note dated December 26, 2006 issued by the Registrant to JPMorgan Chase Bank, N.A.
10.15	Collateral Agreement between the Registrant and JPMorgan Chase Bank, N.A. dated December 23, 2006
10.16	Security Agreement between the Registrant and JPMorgan Chase Bank, N.A. dated December 23, 2006
10.17	Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 23, 2006
10.18	Form of Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A.
10.19	Lease Agreement among the Registrant and Crossroads Associates and Clocktower Associates dated December 1, 2006
21.1(7)	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm: Burr, Pilger & Mayer LLP
23.2	Consent of Independent Registered Public Accounting Firm: KPMG LLP
24.1	Power of Attorney (see page 56)
31.1	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer
32	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Indicates management contract or compensatory plan or arrangement required to be filed an exhibit pursuant to Item 14(c) of Form 10-K.

† Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.

(2) Reserved.

(3) Reserved.

(4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

(5) Reserved.

(6) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2001.

(7) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission on March 25, 2003.

(8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Securities and Exchange Commission on October 23, 2003.

(9) Reserved.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2004.

(11) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.

(12) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVISTAR COMMUNICATIONS CORPORATION

By: /s/ GERALD J. BURNETT
Gerald J. Burnett
Chief Executive
Officer and Chairman

Date: March 22, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald J. Burnett and Robert J. Habig, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ GERALD J. BURNETT Gerald J. Burnett	Chief Executive Officer and Chairman (Principal Executive Officer)	March 22, 2007
/s/ ROBERT J. HABIG Robert J. Habig	Chief Financial Officer (Principal Financial and Accounting Officer)	March 22, 2007
/s/ WILLIAM L. CAMPBELL William L. Campbell	Executive Vice President, Chief Operating Officer and Director	March 22, 2007
/s/ CRAIG F. HEIMARK Craig F. Heimark	Director	March 22, 2007
/s/ R. STEPHEN HEINRICHS R. Stephen Heinrichs	Director	March 22, 2007
/s/ ROBERT P. LATTA Robert P. Latta	Director	March 22, 2007
/s/ ROBERT M. METCALFE Robert M. Metcalfe	Director	March 22, 2007
/s/ JAMES W. ZEIGON James W. Zeigon	Director	March 22, 2007

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Avistar Communications Corporation

We have audited the accompanying consolidated balance sheets of Avistar Communications Corporation and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the related financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avistar Communications Corporation and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2006 the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123(R), *Share Based Payment,* applying the modified prospective method.

/s/ BURR, PILGER & MAYER LLP

Palo Alto, California
March 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Avistar Communications Corporation:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule for the year ended December 31, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the year ended December 31, 2004, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the accompanying consolidated financial statements, the consolidated statements of operations and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004 have been restated.

/s/ KPMG LLP

Mountain View, California
January 28, 2005, except as to
Note 2, which is as of April 26, 2006

AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

as of December 31, 2006 and 2005

(in thousands, except share and per share data)

	December 31, 2006	December 31, 2005
Assets:		
Current assets:		
Cash and cash equivalents	$ 7,854	$ 8,216
Short-term investments	—	2,995
Accounts receivable, net of allowance for doubtful accounts of $51 and $121 at December 31, 2006 and 2005, respectively	1,409	1,428
Inventories, including inventory shipped to customers' sites, not yet installed of $70 and $28 at December 31, 2006 and 2005, respectively	712	675
Deferred settlement and patent licensing costs	1,256	1,256
Prepaid expenses and other current assets	534	463
Total current assets	11,765	15,033
Long-term investments	—	958
Property and equipment, net	256	311
Long-term deferred settlement and patent licensing costs	2,391	3,685
Other assets	287	371
Total assets	$ 14,699	$ 20,358
Liabilities and Stockholders' Equity (Deficit):		
Current liabilities:		
Line of credit	$ 3,000	—
Accounts payable	1,578	$ 1,004
Deferred income from settlement and patent licensing	5,520	5,520
Deferred services revenue and customer deposits	1,979	712
Accrued liabilities and other	2,263	1,491
Total current liabilities	14,340	8,727
Long-term liabilities:		
Long-term deferred income from settlement and patent licensing	10,308	15,789
Total liabilities	24,648	24,516
Commitments and contingencies (Notes 5 and 9)		
Stockholders' equity (deficit):		
Common stock, $0.001 par value; 250,000,000 shares authorized at December 31, 2006 and 2005; 35,219,768 and 34,939,124 shares issued at December 31, 2006 and 2005, respectively	35	35
Less: treasury common stock, 1,181,625 shares at December 31, 2006 and 2005, at cost	(53)	(53)
Additional paid-in-capital	92,865	90,519
Other comprehensive loss	—	(12)
Accumulated deficit	(102,796)	(94,647)
Total stockholders' equity (deficit)	(9,949)	(4,158)
Total liabilities and stockholders' equity (deficit)	$ 14,699	$ 20,358

The accompanying notes are an integral part of these financial statements.

AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2006, 2005 and 2004
(in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004 Restated(1)
Revenue:			
Product	$ 4,528	$ 3,403	$ 3,121
Licensing	5,155	—	—
Services, maintenance and support	3,542	3,508	3,200
Total revenue	13,225	6,911	6,321
Costs and expenses:			
Cost of product revenues*	3,185	1,892	1,435
Cost of services, maintenance and support revenues*	1,820	2,220	1,937
Income from settlement and patent licensing	(4,226)	(4,226)	(575)
Research and development*	5,753	3,544	2,588
Sales and marketing*	5,488	3,379	2,456
General and administrative*	9,682	5,697	6,956
Total costs and expenses	21,702	12,506	14,797
Loss from operations	(8,477)	(5,595)	(8,476)
Other income (expense):			
Interest income	299	537	118
Other income (expense), net	(2)	(94)	15
Total other income, net	297	443	133
Loss before provision for (recovery from) income taxes	(8,180)	(5,152)	(8,343)
Provision for (recovery from) income taxes	(31)	22	363
Net loss	$ (8,149)	$ (5,174)	$ (8,706)
Net loss per share—basic and diluted	$ (0.24)	$ (0.15)	$ (0.27)
Weighted average shares used in calculating basic and diluted net loss per share	33,928	33,600	32,610
* Including stock-based compensation of:			
Cost of product, services, maintenance and support revenue	$ 155	$ —	$ —
Research and development	618	—	—
Sales and marketing	497	—	—
General and administrative	764	100	24

(1) See Note 2 “Correction of an Error” of the Notes to Consolidated Financial Statements

The accompanying notes are an integral part of these financial statements.

AVISTAR COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

for the years ended December 31, 2006, 2005 and 2004

(in thousands, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	shares	amount	shares	amount				
Balance at December 31, 2003	31,390,383	$31	1,179,625	$(51)	$86,278	$ —	$ (80,767)	$ 5,491
Issuance of common stock to employees pursuant to employee stock purchase plan	118,139	1	—	—	85	—	—	86
Issuance of common stock to employees pursuant to exercise of options	33,812	—	—	—	43	—	—	43
Issuance of common stock pursuant to private placement (net of placement fees)	3,000,000	3	—	—	3,575	—	—	3,578
Non-employee stock-based compensation	—	—	—	—	24	—	—	24
Purchase of common stock pursuant to stock repurchase program	—	—	2,000	(2)	—		—	(2)
Net loss	—	—	—	—	—	—	(8,706)	(8,706)
Balance at December 31, 2004	34,542,334	35	1,181,625	(53)	90,005	—	(89,473)	514
Issuance of common stock to employees pursuant to employee stock purchase plan	182,594	—	—	—	143	—	—	143
Issuance of common stock to employees pursuant to exercise of options	214,196	—	—	—	271	—	—	271
Non-employee stock-based compensation	—	—	—	—	100	—	—	100
Unrealized loss on short and long-term investments	—	—	—	—	—	(12)	—	(12)
Net loss	—	—	—	—	—	—	(5,174)	(5,174)
Balance at December 31, 2005	34,939,124	35	1,181,625	(53)	90,519	(12)	(94,647)	(4,158)
Issuance of common stock to employees pursuant to employee stock purchase plan	225,657	—	—	—	266	—	—	266
Issuance of common stock to employees pursuant to exercise of options	54,987	—	—	—	46	—	—	46
Non-employee stock-based compensation	—	—	—	—	93	—	—	93
Employee stock-based compensation	—	—	—	—	1,941	—	—	1,941
Unrealized gain on short and long-term investments	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	(8,149)	(8,149)
Balance at December 31, 2006	35,219,768	$35	1,181,625	$(53)	$92,865	$ —	$(102,796)	$(9,949)

The accompanying notes are an integral part of these financial statements.

AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004

(in thousands)

	Year Ended December 31,		
	2006	2005	2004 Restated(1)
Cash Flows from Operating Activities:			
Net loss	$(8,149)	$ (5,174)	$ (8,706)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	345	273	339
Employee stock-based compensation	1,941	—	—
Compensation on options issued to consultants	93	100	24
Provision for doubtful accounts	(70)	99	77
Changes in assets and liabilities:			
Accounts receivable	89	(641)	(268)
Inventories	(37)	62	200
Prepaid expenses and other current assets	(71)	(9)	61
Deferred settlement and patent licensing costs	1,294	1,256	(6,197)
Other assets	84	(85)	5
Accounts payable	574	(101)	164
Deferred income from settlement and patent licensing and other	(5,481)	(5,445)	26,754
Deferred services revenue and customer deposits	1,267	(36)	77
Accrued liabilities and other	772	204	162
Net cash (used in) provided by operating activities	(7,349)	(9,497)	12,692
Cash Flows from Investing Activities:			
Purchase of short and long-term investments	—	(3,965)	—
Maturities of short and long-term investments	3,965	—	1,000
Purchase of property and equipment	(290)	(392)	(179)
Net cash provided by (used in) investing activities	3,675	(4,357)	821
Cash Flows from Financing Activities:			
Proceeds from line of credit	3,000	—	—
Proceeds from issuance of common stock	312	414	3,707
Repurchases of common stock	—	—	(2)
Net cash provided by financing activities	3,312	414	3,705
Net (decrease) increase in cash and cash equivalents	(362)	(13,440)	17,218
Cash and cash equivalents, beginning of year	8,216	21,656	4,438
Cash and cash equivalents, end of year	$ 7,854	$ 8,216	$21,656
Supplemental Cash Flow Information:			
Cash paid for income taxes	$ —	$ 357	$ 60
Cash paid for interest	$ 2	$ 1	$ 6

(1) See Note 2 "Correction of an Error" of the Notes to Consolidated Financial Statements

The accompanying notes are an integral part of these financial statements.

AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. Business, Organization, Reorganization, Initial Public Offering, Basis of Presentation, and Risks and Uncertainties

Business

Avistar Communications Corporation ("Avistar" or the "Company") provides the Avistar vBusiness integrated suite of video-enabled applications, including networked video communications software and hardware products and services. Avistar's products include applications for interactive video calling, content creation and publishing, broadcast video and video-on-demand, as well as data sharing, directory services and network management. Avistar designs, develops, markets, sells, manufactures and/or assembles and installs and supports its products. Avistar's real-time and non-real-time products are based upon its architecture and AvistarVOS software platform, which facilitates distribution over local and wide area networks using Internet or telephony services as appropriate. Avistar's services include software development, consulting, implementation, training, maintenance and support. In addition, Avistar seeks to prosecute, maintain, support and license the intellectual property developed by the Company through its wholly-owned subsidiary, Collaboration Properties, Inc., a Nevada corporation (CPI).

Organization

The business was founded in 1993 as a Nevada limited partnership, Avistar Systems, Limited Partnership ("ASLP"). In December 1997, ASLP entered into an acquisition agreement with a newly formed corporation, Avistar Systems Corporation ("ASC"), to convey all of ASLP's assets, and transfer all of ASLP's liabilities, in exchange for 16,000,000 shares of ASC's Series A convertible preferred stock and 2,171,400 shares of common stock. Effective December 31, 1997, all operations previously conducted by ASLP were thereafter undertaken by ASC.

Collaboration Properties, Inc. ("CPI") and VCT, Inc. ("VCT") were founded in 1997 and 1998, respectively, to hold certain intellectual property, including patents, which underlie certain technology used by ASLP and subsequently by ASC. Three of the stockholders of CPI and VCT owned approximately 95% of CPI and 100% of VCT and were also the partners of Collaborative Holdings L.P. ("CHLP"), which owned a controlling interest in ASLP. The remaining 5% ownership of CPI was held by UBS (USA), Inc. ("UBS") which also held a 5% ownership interest in ASC (see Note 5 and Note 6). Accordingly, the accounts of CPI and VCT have been combined at historical cost with those of ASC for all periods presented since their inception.

Reorganization

Effective March 31, 2000, ASC merged with and into a newly formed Delaware corporation, Avistar Communications Corporation. The operating assets and liabilities of the business were then contributed to a wholly owned subsidiary, Avistar Systems Corporation ("Avistar Systems"), a Delaware corporation. At the same time, the owners of CPI and VCT transferred all of their stock in those entities to Avistar as a capital contribution. As a result, CPI and VCT are recorded at their historical cost basis and became wholly owned subsidiaries of Avistar as of March 31, 2000. In April 2000, the operations of VCT were merged with and into CPI.

In June 2000, all of the Series A preferred stock held by ASC was distributed to the Company's three founders and several other individuals based on their respective ownership interests in ASLP. In addition, all of the shares of Avistar's common stock, held by ASLP, were distributed to the Company's employees, former advisors and officers. These common shares represent an amount equal to those shares of Class B units in ASLP that were owned by the respective individuals before the acquisition.

In July 2001, the Board of Directors of Avistar and the Board of Directors of Avistar Systems approved the merger of Avistar Systems, the wholly owned subsidiary of Avistar, with and into Avistar. The merger was completed in July 2001. The assets and liabilities of Avistar Systems were transferred to the Company at historical cost on the date of the merger.

Initial Public Offering

In August 2000, the Company completed its initial public offering, selling three million shares of common stock at $12 per share. The initial public offering resulted in net proceeds to the Company of approximately $31.3 million after the payment of the underwriters' commission and deduction of offering expenses.

In August 2000, the Company used a portion of the net proceeds from the initial public offering to repay the outstanding balances of notes payable and accrued interest due related parties of approximately $12.6 million. The remainder of the proceeds have been used to fund the Company's working capital requirements.

Basis of Presentation

The accompanying financial statements present the consolidated financial position, results of operations, and cash flows of Avistar and its two wholly-owned operating subsidiaries, Avistar Systems U.K. Limited ("ASUK") and CPI after elimination of all intercompany accounts and transactions. The consolidated results are referred to, collectively, as those of Avistar or the Company in these notes. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

The functional currency of ASUK is the United States dollar. Accordingly, all gains and losses resulting from transactions denominated in currencies other than the United States dollar are included in the statements of operations and have not been material.

The Company's fiscal year end is December 31.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation, none of which had an impact on total assets, stockholders' equity (deficit), net loss, or net loss per share.

Risks and Uncertainties

The markets for the Company's products and services are in the early stages of development. Some of the Company's products utilize changing and emerging technologies. As is typical in industries of this nature, demand and market acceptance are subject to a high level of uncertainty, particularly when there are adverse conditions in the economy. Acceptance of the Company's products, over time, is critical to the Company's success. The Company's prospects must be evaluated in light of difficulties encountered by it and its competitors in further developing this evolving marketplace. The Company has generated losses since inception and had an accumulated deficit of $102.8 million as of December 31, 2006. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, including, but not limited to, the economic environment, the adoption of different distribution channels, and the timing of new product announcements by the Company or its competitors.

The Company's future liquidity and capital requirements will depend upon numerous factors, including, but not limited to, the costs and timing of its expansion of product development efforts and the success of these development efforts, the costs and timing of its expansion of sales and marketing activities, the extent to which its existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining, enforcing and defending patent claims and other intellectual property rights, the level and timing of revenue, and other factors.

2. Correction of an Error

In September 2005, the Company received a comment letter from the U. S. Securities and Exchange Commission ("SEC") relating to the Company's 2004 Form 10-K, which included a question regarding the Company's accounting for the November 2004 settlement and patent cross-license agreement with Polycom, Inc. ("Polycom"). The settlement and patent cross-license agreement resulted in a $27.5 million one-time payment by Polycom to Avistar and a payment by Avistar to its own litigation counsel of $6.4 million in contingent legal fees. The Company's Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the three, six and nine months ended March 31, 2005, June 30, 2005 and September 30, 2005, respectively, reported the one time payment by Polycom as revenue, recognized ratably over a five-year period, net of contingent legal fees. As a result of the SEC's inquiry as to whether the Polycom transaction should be characterized as revenue, and after discussions with the SEC, the Company concluded that a reclassification of license revenues from revenue to a component of operating expenses and reflected as "Income from settlement and patent licensing" was necessary for previously filed financial reports. The restatement of the net proceeds and expenses from the Polycom settlement and patent cross-license agreement had no effect on reported net loss, loss per share, stockholders' equity (deficit) or net cash flows from operating, investing or financing activities, but did have the effect of overstating revenues and operating expenses for previously issued interim and annual consolidated financial statements, as of and for the quarters and year-to-date periods ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. In addition, the balance sheet as of December 31, 2004 was restated to reflect the gross effect of the $27.5 million payment by Polycom to Avistar, and the payment of $6.4 million of contingent legal fees by Avistar, which was previously reported on a net basis as deferred revenue. Notes 3, 12 and 14 regarding significant concentrations, revenue recognition, segment reporting and the unaudited interim results have been restated to reclassify the Polycom proceeds from revenue to "Income from settlement and patent licensing," to be consistent with the presentation of the net proceeds from the Polycom settlement and patent cross-license agreement in the 2006 and 2005 Statements of Operations. The presentation within operations is supported by a determination that the Polycom licensing transaction is central to the activities that constitute the Company's ongoing major or central operations, but that the settlement may also contain a gain element related to the settlement, which is not considered revenue under the Financial Accounting Standards Board ("FASB") Concepts Statement No. 6, *Elements of Financial Statements.* The Company did not have sufficient historical evidence to support a reasonable determination of value for purposes of segregating the transaction into revenue related to the patent licensing and an operating or non-operating gain upon settlement of litigation, resulting in the determination that the entire transaction is more appropriately classified as "Income from settlement and patent licensing" within operations, as opposed to revenue.

The following table presents the impact of the adjustment to the consolidated statement of operations and cash flows for the fiscal year ended December 31, 2004 (in thousands):

	Year Ended December 31, 2004		
	As Previously Reported	Adjustment	As Restated
Statement of Operations			
Revenues:			
Licensing revenue	$575	$(575)	$ —
Costs and expenses:			
Income from settlement and patent licensing	$ —	$(575)	$(575)

Statement of Cash Flows	Year Ended December 31, 2004		
	As Previously Reported	Adjustment	As Restated
Cash flows from Operating Activities:			
Deferred settlement and patent licensing costs	$ —	$ (6,197)	$ (6,197)
Deferred license revenue	20,557	(20,557)	—
Deferred income from settlement and patent licensing	$ —	$ 26,754	$26,754

The above adjustments correct an error within the meaning of the Accounting Principles Board Opinion No. 20, *Accounting Changes.*

3. Summary of Significant Accounting Policies and Balance Sheet Details

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, income and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Short and Long-term Investments

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. Investment securities with original or remaining maturities of more than three months but less than one year are considered short-term investments. Auction rate securities with original or remaining maturities of more than three months are considered short-term investments even if they are subject to repricing within three months. Investment securities with original or remaining maturities of one year or more are considered long-term investments. The Company's cash equivalents at December 31, 2006 and 2005 consisted of money market funds and short-term commercial paper with original maturities of three months or less.

The Company accounts for its short-term and long-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company's short and long-term investments in securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Realized gains or losses and declines in value judged to be other than temporary, if any, on available- for-sale securities are reported in other income, net. The Company reviews the securities for impairments considering current factors including the economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the securities. The Company records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date. The fair value for publicly held securities is determined based on quoted market prices as of the evaluation date. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions, to acquire the security using the specific identification method. The Company had no short or long-term investment securities as of December 31, 2006.

Cash, cash equivalents, short and long-term investments consisted of the following at December 31, 2006 and 2005 (in thousands):

	December 31,	
	2006	2005
Description		
Cash and cash equivalents:		
Cash	$4,224	$ 549
Commercial paper cash equivalents	3,630	7,667
Total cash and cash equivalents	7,854	8,216
Short-term investments:		
Short-term investments (average 60 remaining days to maturity in 2005)	—	2,995
Total cash and cash equivalents and short term-investments	7,854	11,211
Long-term-investments(average 390 remaining days to maturity in 2005)	—	958
Total cash, cash equivalents and short- term and long-term investments	$7,854	$12,169

Significant Concentrations

A relatively small number of customers have accounted for a significant percentage of the Company's net sales. Sales to major customers as a percentage of sales for each fiscal year are as follows:

	2006	2005	2004
Customer A	38%	*%	*%
Customer B	25%	39%	55%
Customer C	20%	45%	16%

* Less than 10%

Any change in the relationship with these customers could have a potentially adverse effect on the Company's financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company has cash and investment policies that limit the amount of credit exposure to any one financial institution, or restrict placement of these investments to financial institutions evaluated as highly credit worthy. As of December 31, 2006, the Company had cash and cash equivalents on deposit with a major financial institution that were in excess of FDIC insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration of credit risk. Concentrations of credit risk with respect to trade receivables relate to those trade receivables from both United States and foreign entities, primarily in the financial services industry. As of December 31, 2006, three customers represented 44%, 20% and 20% of the Company's gross accounts receivable balance. As of December 31, 2005, three customers represented 48%, 32% and 17% of the Company's gross accounts receivable.

Allowance for Doubtful Accounts

The Company uses estimates in determining the allowance for doubtful accounts based on historical collection experience, historical write-offs, current trends and the credit quality of the Company's customer base, and the characteristics of accounts receivable by aging category. Accounts are generally considered delinquent when thirty days past due. Uncollectible accounts are written off directly to the allowance for doubtful accounts. If the allowance for doubtful accounts was understated, operating income could be significantly reduced. The impact of any such change or deviation may be increased by the Company's reliance on a relatively small number of customers for a large portion of its total revenue.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, short -term investments, accounts receivable, line of credit, and accounts payable at December 31, 2006 and 2005, approximate fair value because of the short maturity of these instruments.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. When required, provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories consisted of the following (in thousands):

	December 31,	
	2006	2005
Raw materials and sub-assemblies	$ 59	$ 43
Finished goods	583	604
Inventory shipped to customer sites, not yet installed	70	28
	$712	$675

Inventory shipped to customer sites, not yet installed, represents product shipped to customer sites pending completion of the installation process by the Company. As of December 31, 2006 and December 31, 2005, the Company had billed approximately $70,000 and $28,000, respectively, to customers related to these shipments, but did not record the revenue, as the installations had not been completed and confirmed by the customer. Although customers are billed in accordance with purchasing agreements, these deferred revenue amounts are netted against accounts receivable until the customer confirms installation.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the double declining balance method over the estimated useful lives (three or five years) of the assets. Repairs and maintenance are expensed as incurred. Property and equipment consisted of the following (in thousands):

	December 31,	
	2006	2005
Computer equipment	$ 1,013	$ 876
Computer software	389	364
Furniture, fixtures and equipment	304	346
	1,706	1,586
Less: Accumulated depreciation	(1,450)	(1,275)
	$ 256	$ 311

Accrued Liabilities and Other

Accrued liabilities and other consisted of the following (in thousands):

	December 31,	
	2006	2005
Accrued consulting and professional fees	$1,029	$ 570
Accrued payroll and related benefits	705	522
Accrued commissions and bonuses	157	116
Other	372	283
	$2,263	$1,491

Patent Costs

Due to uncertainties about the estimated future economic benefits and lives of the Company's patents and patent applications, all related outside patent costs have been expensed as incurred. Outside patent costs were approximately $0.7 million, $0.4 million, and $0.1 million for 2006, 2005, and 2004, respectively, and are reflected in general and administrative expenses in the accompanying statements of operations.

Revenue Recognition and Deferred Revenue

The Company recognizes product and services revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition ("SOP 97-2"), as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions ("SOP 98-9"). The Company derives product revenue from the sale and licensing of a set of desktop (endpoint) products (hardware and software) and infrastructure products (hardware and software) that combine to form an Avistar video-enabled collaboration solution. Services revenue includes revenue from installation services, post-contract customer support, training and software development. The installation services that the Company offers to customers relate to the physical set-up and configuration of desktop and infrastructure components of the Company's solution. The fair value of all product, installation services, post-contract customer support and training offered to customers is determined based on the price charged when such products or services are sold separately.

Arrangements that include multiple product and service elements may include software and hardware products, as well as installation services, post-contract customer support and training. Pursuant to SOP 97-2, the Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable. The Company applies these criteria as discussed below:

- *Persuasive evidence of an arrangement exists.* The Company requires a written contract, signed by both the customer and the Company, or a purchase order from those customers that have previously negotiated a standard end-user license arrangement or volume purchase agreement, prior to recognizing revenue on an arrangement.
- *Delivery has occurred.* The Company delivers software and hardware to customers physically. The standard delivery terms are FOB shipping point.
- *The fee is fixed or determinable.* The Company's determination that an arrangement fee is fixed or determinable depends principally on the arrangement's payment terms. The Company's standard terms generally require payment within 30 to 90 days of the date of invoice. Where these terms apply, the Company regards the fee as fixed or determinable, and recognizes revenue upon delivery (assuming other revenue recognition criteria are met). If the payment terms do not meet this standard, but rather, involve "extended payment terms," the fee may not be considered to be fixed

or determinable and the revenue would then be recognized when customer installments are due and payable.

- *Collectibility is probable.* To recognize revenue, the Company judges collectibility of the arrangement fees on a customer-by-customer basis pursuant to a credit review policy. The Company typically sells to customers with which it has had a history of successful collections. For new customers, the Company evaluates the customer's financial position and ability to pay. If the Company determines that collectibility is not probable based upon the credit review process or the customer's payment history, revenue is recognized when cash is collected.

If there are any undelivered elements, the Company defers revenue for those elements, as long as Vendor Specific Objective Evidence ("VSOE") exists for the undelivered elements. Additionally, per paragraph 14 of SOP 97-2, when the Company provides installation services, the product and installation revenue is recognized upon completion of the installation process and receipt of customer confirmation, subject to the satisfaction of the revenue recognition criteria described above. The Company believes that the fee associated with the delivered product elements does not meet the collectibility criteria if the installation services have not been completed. Customer confirmation is obtained and documented by means of a standard form indicating the installation services have been provided and the hardware and software components installed. When the customer or a third party provides installation services, the product revenue is recognized upon shipment, subject to satisfaction of the revenue recognition criteria described above.

Payment for product is due upon shipment, subject to specific payment terms. Payment for installation and professional services is due upon providing the services, subject to specific payment terms. Reimbursements received for out-of-pocket expenses and shipping costs incurred during installation and support services, which have not been significant to date, are recognized as revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14 ("EITF 01-14"), Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses Incurred.

The price charged for maintenance and/or support is defined in the contract, and is based on a fixed price for both hardware and software components as stipulated in the customer agreement. Customers have the option to renew the maintenance and/or support arrangement in subsequent periods at the same or similar rate as paid in the initial year subject to contractual adjustments for inflation in some cases. Revenue from maintenance and support services is deferred and recognized pro-rata over the maintenance and/or support term, which is typically one year in length. Payments for services made in advance of the provision of services are recorded as deferred revenue and customer deposits in the accompanying balance sheets. Training services are offered independently of the purchase of product. The value of these training services is determined based on the price charged when such services are sold separately. Training revenue is recognized upon performance of the service.

The Company recognizes service revenue from software development contracts in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Revenue related to contracts for software development is recognized using the percentage of completion method, when all of the following conditions are met: a contract exists with the customer at a fixed price, the Company has fulfilled all of its material contractual obligations to the customer for each deliverable of the contract, verification of completion of the deliverable has been received, and collection of the receivable is probable. The amounts billed to customers in excess of revenues recognized to date are deferred and recorded as deferred revenue and customer deposits in the accompanying balance sheets. Assumptions used for recording revenue and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs to complete the contract. Any anticipated losses on contracts in progress are charged to earnings when identified.

The Company also derives revenue from the licensing of its intellectual property portfolio. The Company recognizes revenue from the licensing of its intellectual property portfolio according to SOP 97-2, based on the terms of the royalty, partnership and cross-licensing agreements involved. In the event that a license to the Company's intellectual property is granted after the commencement of litigation proceedings between the Company and the licensee, the proceeds of such transaction are recognized as licensing revenue by us only if sufficient historical evidence exists for the determination of fair value of the licensed patents to support the segregation of the proceeds between a gain on litigation settlement and patent license revenues consistent with Financial Accounting Standards Board ("FASB") Concepts Statement No. 6, *Elements of Financial Statements*. As of December 31, 2006, these criteria for recognizing license revenue following the commencement of litigation had not been met.

On July 17, 2006, Avistar and CPI entered into a Patent License Agreement with Sony Corporation ("Sony") and Sony Computer Entertainment, Inc. ("SCEI"). Under the license agreement, CPI granted Sony and its subsidiaries a license to all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing. The license covers Sony's video conferencing apparatus as well as other products, including video-enabled personal computer products and certain SCEI PlayStation products. The $5.0 million upfront payment was recognized by the Company as licensing revenue in the three months ending September 30, 2006 and future royalty payments, if any, will be recognized as they occur in accordance with SOP 97-2.

Income from Settlement and Patent Licensing

The Company recognizes the proceeds from settlement and patent licensing agreements based on the terms involved. When litigation has been filed prior to a settlement and patent licensing agreement, and insufficient historical evidence exists for the determination of fair value of the patents licensed to support the segregation of the proceeds between a gain on litigation settlement and patent license revenues, the Company reports all proceeds in "income from settlement and patent licensing" within operating costs and expenses. The gain portion of the proceeds, when sufficient historical evidence exists to segregate the proceeds, would be reported in other income according to SFAS No. 5, *Accounting for Contingencies*. When a patent license agreement is entered into prior to the commencement of litigation, the Company reports the proceeds of such transaction as licensing revenue in the period in which such proceeds are received, subject to the revenue recognition criteria described above.

On November 12, 2004, the Company entered into a settlement and a patent cross-license agreement with Polycom, thus ending litigation against Polycom for patent infringement. As part of the settlement and patent cross-license agreement with Polycom, Avistar granted Polycom a non-exclusive, fully paid-up license to its entire patent portfolio. The settlement and patent cross-license agreement includes a five year capture period from the date of the settlement, adding all new patents with a priority date extending up to five years from the date of execution of the agreement. Polycom, as part of the settlement and patent cross-licensing agreement, made a one time payment to the Company of $27.5 million and Avistar paid $6.4 million in contingent legal fees to Avistar's litigation counsel upon completion of the settlement and patent cross-licensing agreement. The contingent legal fees were payable only in the event of a favorable outcome from the litigation with Polycom. The Company expects to recognize the gross proceeds of $27.5 million from the settlement and patent cross-license agreement as income from settlement and patent licensing within operations over the five-year capture period, due to a lack of evidence necessary to apportion the proceeds between an implied punitive gain element in the settlement of the litigation, and software license revenues from the cross-licensing of Avistar's patented technologies for prior and future use by Polycom. Additionally, the $6.4 million in contingent legal fees was deferred and is expected to be amortized to income from settlement and patent licensing over the five year capture period, resulting in a net of $21.1 million being recognized as income within operations over the five year capture period.

The presentation within operating expenses is supported by a determination that the transaction is central to the activities that constitute Avistar's ongoing major or central operations, but may contain a gain element related to the settlement, which is not considered as revenue under the Financial Accounting Standards Board ("FASB") Concepts Statement No. 6, *Elements of Financial Statements.* The Company did not have sufficient historical evidence to support a reasonable determination of value for the purposes of segregating the transaction into revenue related to the patent licensing and an operating or non-operating gain upon settlement of litigation, resulting in the determination that the entire transaction is more appropriately classified as "income from settlement and patent licensing" within operations, as opposed to revenue. See Note 2 "Correction of an Error."

Warranty

The Company accrues the estimated costs of fulfilling the warranty provisions of its contracts over the warranty period, which is typically 90 days. The warranty accrual was approximately $1,000 as of December 31, 2006 and $1,000 as of December 31, 2005, and was included in accrued liabilities in the accompanying balance sheets.

Research and Development

Research and development costs include engineering expenses, such as salaries and related benefits, depreciation, professional services and overhead expenses related to the general development of Avistar's products, and are expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Avistar has not capitalized any software development costs since the period between establishing technological feasibility is relatively short, and these costs have not been significant.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which establishes the accounting for stock-based awards granted for employee services. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for fiscal 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No.107") regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R. Avistar incurred $1.9 million in employee stock-based compensation in 2006 due to adoption of SFAS No. 123R and SAB No. 107, all of which was recorded to net loss in 2006. Had the Company continued to account for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, no employee compensation expense would have been recorded in 2006. The impact on both basic and diluted loss per share for the year ended December 31, 2006 was $0.06 per share.

In November 2005, the FASB issued FASB Staff Position SFAS No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides a practical exception when a company transitions to the accounting requirements in SFAS No. 123R. SFAS No. 123R

14. Selected Quarterly Results of Operations (unaudited)

The following tables set forth, for the periods indicated, the Company's unaudited financial information for the last eight quarters. The Company believes that the financial statements used to prepare this information include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with the Company's financial statements and notes to financial statements. The operating results for any quarter do not necessarily indicate the results expected for any future period. In July 2006, the Company entered into a Patent License Agreement with Sony and SCEI. Under the license agreement, CPI granted Sony and its subsidiaries a license to all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing. As consideration for the licenses granted under the agreement, Sony agreed to make an upfront license payment of $5.0 million. The $5.0 million upfront payment was recognized by Avistar as licensing revenue in the three months ended September 30, 2006. As described in the Summary of Significant Accounting Policies, Income from Settlement and Patent Licensing, we expect to recognize the payment received from Polycom and the associated deferred contingent legal costs paid in settlement and patent licensing in equal installments over a five-year period starting November 12, 2004. The payment from Polycom and its recognition in settlement and patent licensing may affect the comparability of the Companies financial statements for periods before and after the recognition periods.

	Quarter Ended			
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	(In thousands except per share data)			
Total revenue	$ 2,337	$ 7,276	$ 1,754	$ 1,858
Cost of product revenue	834	998	721	632
Cost of services, maintenance and support revenue	454	374	385	607
Net (loss) income	$ (3,191)	$ 1,818	$ (3,720)	$ (3,056)
Net (loss) income per share—Basic/Diluted	$ (0.09)	$ 0.05	$ (0.11)	$ (0.09)
Weighted average shares—Basic	34,031	33,965	33,880	33,834
Weighted average shares—Diluted	34,031	34,860	33,880	33,834

	Quarter Ended			
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	(In thousands except per share data)			
Total revenue (As Previously Reported)	$ 1,809	$ 2,891	$ 2,403	$ 2,979
Total revenue (Adjustment)	—	(1,057)	(1,056)	(1,057)
Total revenue (As Restated)	1,809	1,834	1,347	1,922
Cost of product revenue	593	531	318	450
Cost of services, maintenance and support revenue	632	616	525	447
Net loss	$ (2,102)	$ (1,425)	$ (1,260)	$ (387)
Net loss per share—Basic/Diluted	$ (0.06)	$ (0.04)	$ (0.04)	$ (0.01)
Weighted average shares—Basic/Diluted	33,738	33,687	33,547	33,420

The presentation within operating expenses is supported by a determination that the transaction is central to the activities that constitute Avistar's ongoing major or central operations, but may contain a gain element related to the settlement, which is not considered as revenue under the Financial Accounting Standards Board ("FASB") Concepts Statement No. 6, *Elements of Financial Statements.* The Company did not have sufficient historical evidence to support a reasonable determination of value for the purposes of segregating the transaction into revenue related to the patent licensing and an operating or non-operating gain upon settlement of litigation, resulting in the determination that the entire transaction is more appropriately classified as "income from settlement and patent licensing" within operations, as opposed to revenue. See Note 2 "Correction of an Error."

Warranty

The Company accrues the estimated costs of fulfilling the warranty provisions of its contracts over the warranty period, which is typically 90 days. The warranty accrual was approximately $1,000 as of December 31, 2006 and $1,000 as of December 31, 2005, and was included in accrued liabilities in the accompanying balance sheets.

Research and Development

Research and development costs include engineering expenses, such as salaries and related benefits, depreciation, professional services and overhead expenses related to the general development of Avistar's products, and are expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Avistar has not capitalized any software development costs since the period between establishing technological feasibility is relatively short, and these costs have not been significant.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which establishes the accounting for stock-based awards granted for employee services. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for fiscal 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No.107") regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R. Avistar incurred $1.9 million in employee stock-based compensation in 2006 due to adoption of SFAS No. 123R and SAB No. 107, all of which was recorded to net loss in 2006. Had the Company continued to account for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, no employee compensation expense would have been recorded in 2006. The impact on both basic and diluted loss per share for the year ended December 31, 2006 was $0.06 per share.

In November 2005, the FASB issued FASB Staff Position SFAS No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides a practical exception when a company transitions to the accounting requirements in SFAS No. 123R. SFAS No. 123R requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS No. 123R, otherwise know as the "APIC Pool", assuming the company had been following the recognition provisions prescribed by SFAS No. 123. Avistar has elected to use the shortcut method under FASB Staff Position SFAS No. 123R-3 to calculate our APIC Pool.

The Company previously applied APB No. 25 and provided the required pro forma disclosures of SFAS No. 123. Prior to the adoption of SFAS No. 123R, the Company provided the disclosures required under SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures. The pro forma information for 2005 and 2004 was as follows and illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share data):

	Year Ended December 31, (in thousands)	
	2005	2004
Net loss, as reported	$(5,174)	$ (8,706)
Add stock-based employee compensation expense included in reported net loss, net of tax	—	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(1,886)	(2,206)
Pro forma net loss	$(7,060)	$(10,912)
Basic and diluted net loss per share		
As reported	$ (0.15)	$ (0.27)
Pro forma	$ (0.21)	$ (0.33)

The weighted average fair value of options granted during 2005 and 2004 estimated on the date of grant using the Black-Scholes-Merton option pricing model was $2.40 and $1.10, respectively. The Black-Scholes-Merton option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including a factor to represent expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The effects of applying SFAS No. 123 for providing pro forma disclosure for 2005 and 2004 are not likely to be representative of the effects on reported net income and net income per share for future years since options vest over several years, additional awards are made each year and stock-based compensation under SFAS No. 123R may be higher or lower than stock-based compensation under SFAS No. 123.

Other Comprehensive Income

SFAS No. 130 ("SFAS 130"), Reporting Comprehensive Income, establishes standards for the reporting and the display of comprehensive income (loss) and its components. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from stockholder transactions. Accordingly, comprehensive income includes certain changes in equity that are excluded from the net income or loss. The comprehensive loss was $8.1 million, $5.2 million and $8.7 million for the years ended 2006, 2005 and 2004, respectively.

The components of comprehensive loss were as follows (in thousands):

	Year Ending December 31,		
	2006	2005	2004
Net loss	$(8,149)	$(5,174)	$(8,706)
Other comprehensive income (loss):			
Change in net unrealized gains and losses on investments	12	(12)	—
Total comprehensive loss	$(8,137)	$(5,186)	$(8,706)

Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force issued EITF No.06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) ("EITF No.06-3"), which clarifies diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this Issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption EITF No.06-03 will have on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48"), which became effective for the Company on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN No. 48, a company will recognize a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative-effect adjustment. The new interpretation is intended to provide better financial statement comparability among companies.

Required annual disclosures include a tabular reconciliation of unrecognized tax benefits at the beginning and end of the period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent 12-month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions. FIN No. 48 is effective for fiscal years beginning on or after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements ("FAS No. 157"), which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of FAS 157 in 2008 will depend on the Company's assets and liabilities at that time that they are required to be measured at fair value.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") SAB No. 108. SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have any impact on the Company's consolidated balance sheets, statements of operations or statements of stockholders' equity (deficit) for 2006, 2005 or 2004.

4. Line of Credit

On December 23, 2006, the Company entered into a Revolving Credit and Promissory Note and a Security Agreement with a financial institution to borrow up to $10.0 million under a revolving line of credit. The agreement includes a first priority security interest in all of our assets. Gerald Burnett, our Chairman and Chief Executive Officer, provided a collateralized guarantee to the financial institution, assuring payment of our obligations under the agreement and as a consequence, there are no restrictive covenants, allowing us greater access to the full amount of the facility. The line of credit requires monthly interest-only payments based on LIBOR plus 0.75%, or 6.1% at December 31, 2006 or Prime Rate minus 2.0%, or 6.3% at December 31, 2006. On December 28, 2006, the Company borrowed $3.0 million under the revolving line of credit. The Revolving Credit and Promissory Note matures on December 23, 2007, and is subject to annual renewal with the consent of the Company and the lender.

5. Commitments and Contingencies

At December 31, 2006, the Company had open purchase orders and other contractual obligations of approximately $927,000, primarily related to inventory purchases. These purchase order commitments and contractual obligations will be reflected in the Company's financial statements once goods or services have been received, or payments related to the obligations become due.

The Company leases its facilities under operating leases that expire through March 2017. As of December 31, 2006, the future minimum lease commitments under all leases were as follows (in thousands):

Year Ending December 31,	Amount
2007	$1,091
2008	1,250
2009	1,129
2010	1,009
2011 and thereafter	2,838
Total minimum lease payments	$7,317

Rent expense under all operating leases for 2006, 2005 and 2004 was approximately $0.8 million, $0.7 million and $0.6 million, respectively.

Software Indemnifications

Avistar enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, Avistar indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally Avistar's business partners or customers, in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to its products. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments Avistar could be required to make under these indemnification agreements is unlimited. Avistar has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, Avistar has no liabilities recorded for these agreements as of December 31, 2006.

6. Related Party Transactions

Certain directors with controlling interests in the Company are also the majority owners of one entity that conducted business with the Company, Vicor Inc. ("Vicor"). Descriptions of certain transactions between the Company and this related entity follow.

Revenue from a Related Party

UBS Warburg LLC, which is an affiliate of UBS AG, is a stockholder of the Company and is also a customer of the Company. As of December 31, 2006 and 2005, UBS Warburg LLC held less than 5% of the Company's stock. Revenue from UBS Warburg LLC and its affiliates represented 20%, 45% and 16% of total revenue for 2006, 2005 and 2004, respectively. Management believes the transactions with UBS Warburg LLC and its affiliates are at terms comparable to those provided to unrelated third parties. As of December 31, 2006 and 2005, the Company had accounts receivable outstanding from UBS Warburg LLC and its affiliates of approximately $298,000 and $749,000, respectively.

Revenue from Vicor represented less than 10% of total revenue for 2006, 2005 and 2004. Management believes the transactions with Vicor are at terms comparable to those provided to unrelated third parties. As of December 31, 2006 and 2005, the Company did not have any accounts receivable outstanding from Vicor.

Fees to Related Parties

Robert P. Latta, a member of the law firm Wilson Sonsini Goodrich & Rosati, a Professional Corporation ("WSGR"), has served as a director of the Company since February 2001. Mr. Latta and WSGR have represented the Company and its predecessors as corporate counsel since 1997. During 2006, 2005 and 2004, payments of $118,000, $119,000 and $114,000, respectively, were made to WSGR for legal services provided to the Company. The Company had outstanding payables of $20,000 to WSGR as of December 31, 2006.

7. Stockholders' Equity

Private Placement of Common Stock

On March 26, 2004, the Company completed the private sale of a total of 3,000,000 shares of common stock to Fuller & Thaler Avalanche Fund, L.P. and Fuller & Thaler Behavioral Finance Fund, Ltd. at a price per share of $1.20. The net proceeds of this private financing after deducting expenses of the financing were approximately $3.6 million.

Stock Repurchase Plan

On March 22, 2001, the Company announced that its Board of Directors authorized the repurchase of up to $2.0 million of its common stock in the open market. During 2004, the Company repurchased 2,000 shares at an aggregate cost of $2,000. No shares of common stock were repurchased by the Company during 2006 or 2005.

Preferred Stock

In April 2000, the stockholders of the Company authorized 10,000,000 shares of convertible preferred stock, effective upon completion of its initial public offering in August 2000. As of December 31, 2006, the Company had 10,000,000 shares of convertible preferred stock authorized, at $0.001 per share par value. No shares of convertible preferred stock were issued or outstanding as of December 31, 2006.

8. Stock Option Plans

1997 Stock Option Plan

In December 1997, the Board established the 1997 Stock Option Plan (the "1997 Plan") and authorized the issuance of 1,828,602 shares of common stock thereunder. In December 1999 and May 2000, respectively, the Board authorized an additional 1,065,625 shares and 100,000 shares to be issued under the Plan. In connection with the initial public offering in August 2000, the Board terminated the 1997 Plan as to future grants, effective August 17, 2000. Under the 1997 Plan, incentive stock options to purchase shares of common stock were granted only to employees at not-less-than 100% of the fair market value at the grant date as determined by the Board. Additionally, nonqualified stock options to purchase shares of common stock were granted to employees and consultants at not-less-than 85% of the fair market value at the grant date. Options granted generally have had a contractual life of ten years.

Options granted under the plan vested over a four-year period, with 25% vesting after one year and the remaining balance vesting 6.25% per quarter. At December 31, 2006, options to purchase a total of 798,400 shares were outstanding under the 1997 Plan, and no options were available for grant.

2000 Stock Option Plan

In April 2000, the Board established the 2000 Stock Option Plan (the "2000 Plan"). Initially, a total of 3,000,000 shares of common stock were approved by the Board for issuance under the 2000 Plan, together with annual increases in the number of shares of common stock reserved under the plan beginning on the first day of the Company's fiscal year, commencing January 1, 2001. In January 2001, the Board approved an increase of 1,004,936 shares. In January 2002, the Board approved an increase of 1,007,858 shares. In January 2003, the Board approved an increase of 1,011,957 shares. In January 2004, 2005 and 2006 the Board approved an increase of 1,200,000 shares. As of December 31, 2006, a total of 9,624,751 shares had been reserved for issuance under the 2000 Plan. The contractual term of the options granted under this plan may not exceed 10 years and in the case of the grantees who own more than 10% of the Company's outstanding stock at the time of grant, the contractual term of the option may not exceed five years. Options granted under the 2000 Plan vest and become exercisable as set forth in each option agreement; generally one quarter vest after one year and one-twelfth vest quarterly thereafter. In the event of a merger or sale of substantially all assets, these options must be assumed by the successor and if not assumed, will fully vest. The 2000 Plan will terminate in 2010. As a result of past and future increases, a maximum of 15,000,000 shares of common stock could be issued under the 2000 Plan. The Company granted options to purchase approximately 1.4 million, 2.0 million and 1.3 million shares under the plan in 2006, 2005 and 2004, respectively. At December 31, 2006 options to purchase a total of 7,393,322 shares were outstanding under the 2000 Plan and 1,858,643 options were available for future grant.

2000 Director Option Plan

In April 2000, the Company adopted the 2000 Director Option Plan (the "Director Plan"). Initially, a total of 90,000 shares of common stock were approved by the Board for issuance under the plan, together with an annual increase in the number of shares of common stock reserved thereunder as provided in the plan beginning on the first day of the Company's fiscal year, commencing January 1, 2001. In January 2001, the Board approved an annual increase of 12,000 shares. In May 2001, the Board approved an additional 198,000 shares under this plan. In January 2002, the Board approved the annual increase of 30,000 shares. In January 2003, the Board approved the annual increase of 30,000 shares. In April 2003, the Board approved an additional 104,000 shares under this plan. In January 2004, 2005 and 2006, the Board approved annual increases of 175,000 shares. As of December 31, 2006, the Company has authorized a total of 989,000 shares for issuance under this plan. As a result of past and future annual increases, a maximum of 1,689,000 shares of common stock could be issued over the 10-year life of the plan. The Company granted options to purchase 145,000, 170,000 and 170,000 shares under this plan in 2006, 2005 and 2004 respectively. At December 31, 2006 options to purchase a total of 697,000 shares were outstanding under the Director Plan and 230,750 options were available for future grant.

In April 2005, the board of directors authorized further amendments to the Director Plan, subject to stockholder approval, to: (i) provide that annual grants under the plan shall take place on January 1 of each year starting in 2006, (ii) provide that, after the first year, options granted under the plan vest at a rate of 1/48 per month rather than 1/4 per year, (iii) provide that options granted under the plan shall continue to vest and be exercisable for so long as the option holder remains a director or consultant to the Company, subject to the term of the option; (iv) extend the time period for optionees to exercise options following the date on which they are no longer a director or consultant to the Company, and (v) to provide the board of directors with the authority to make amendments to the Director Plan applicable to all options granted under the Director Plan, including options granted prior to the effective date of the amendment. The proposed amendments were approved by stockholders in June 2005 but did not affect options already granted under the Director Plan prior to the effective date of the amendments.

A summary of the 1997 Plan, the 2000 Plan, and the Director Plan activity and related information for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Shares Available for Option Grant	Options Outstanding	
		Shares	Weighted Average Exercise Price
Balance, December 31, 2003	1,668,705	5,530,354	$3.70
Authorized	1,375,000	—	—
Granted	(1,484,500)	1,484,500	1.14
Exercised	—	(33,812)	1.09
Canceled/repurchased	314,030	(332,979)	2.60
Balance, December 31, 2004	1,873,235	6,648,063	$3.20
Authorized	1,375,000	—	—
Granted	(2,180,500)	2,180,500	2.71
Exercised	—	(214,196)	1.27
Expired	150,000	(150,000)	9.35
Canceled/repurchased	460,720	(484,720)	1.69
Balance, December 31, 2005	1,678,455	7,979,647	$3.06
Authorized	1,375,000	—	—
Granted	(1,511,000)	1,511,000	1.39
Exercised	—	(54,987)	0.87
Expired	150,000	(150,000)	1.52
Canceled	396,938	(396,938)	1.72
Balance, December 31, 2006	2,089,393	8,888,722	$2.87

The pretax intrinsic value of outstanding options is the difference between the closing price of Avistar shares as quoted on the NASDAQ Capital Market for December 31, 2006 and the exercise price, multiplied by the number of in-the-money options. The aggregate intrinsic value of the options outstanding at December 31, 2006 for all options outstanding was $3.3 million and $2.3 million for only vested options outstanding. Vested and exercisable options outstanding at December 31, 2006 had a weighted average remaining contractual life of 5.4 years. The intrinsic value of options changes based on the fair market value of Avistar stock. The Company had 8,195,134 options vested and exercisable and expected to be vested and exercisable at December 31, 2006 with a weighted average exercise price of $2.96, a weighted average remaining contractual term of 6.1 years, and an aggregate intrinsic value of $3.1 million. Total intrinsic value of options exercised for the year ended December 31, 2006 was $47,000.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2006	Weighted-Average Exercise Price
$0.25 - 0.90	1,410,734	6.08	$ 0.83	1,187,135	$ 0.83
$0.95 - 1.27	2,558,338	7.02	1.18	1,429,212	1.15
$1.30 - 1.95	1,164,200	6.80	1.53	609,387	1.48
$2.09 - 2.91	2,763,500	7.46	2.61	1,550,649	2.52
$3.95 - 5.31	76,300	3.90	4.81	76,300	4.81
$8.50	437,700	3.71	8.50	437,700	8.50
$17.25	477,950	3.25	17.25	477,950	17.25
	8,888,722	6.59	$ 2.87	5,768,333	$ 3.43

As of December 31, 2006, the Company had an unrecognized stock-based compensation balance related to stock options of approximately $4.8 million before estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. Based on the Company's historical experience of option pre-vesting cancellations, the Company has assumed an annualized forfeiture rate of 7% for its executive options and 29% for non-executive options. Accordingly, as of December 31, 2006, the Company estimated that the stock-based compensation for the awards not expected to vest was approximately $1.2 million and therefore, the unrecognized deferred stock-based compensation balance related to stock options was adjusted to approximately $3.6 million after estimated forfeitures. This amount will be recognized over an estimated weighted average period of 2.0 years. The Company granted 1,486,000 stock options to employees, with an estimated total grant-date fair value of $1.9 million during 2006, or $1.29 per share. During 2006, 1.4 million options vested with a total fair value of $2.5 million.

2000 Employee Stock Purchase Plan

In April 2000, the Company adopted the 2000 Employee Stock Purchase Plan ("Employee Stock Purchase Plan"). Initially, a total of 1,500,000 shares of common stock were approved by the Board for issuance under the plan, together with an annual increase in the number of shares of common stock reserved thereunder as provided in the plan beginning on the first day of the Company's fiscal year, commencing January 1, 2001. In January 2001, the Board approved an increase of 753,702 shares. As of December 31, 2006, the Company has authorized a total of 2,253,702 shares for issuance under this plan. As a result of past and future annual increases, a maximum of 10,500,000 shares could be sold over the 10-year life of the plan. The Employee Stock Purchase Plan permits employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, at 85% of the lower of the fair market value of the Company's common stock on the first or the last day of each offering period. A total of 225,657, 182,594 and 118,139 shares were sold under this plan during 2006, 2005 and 2004, respectively.

On July 19, 2006, the Compensation Committee of the Board of Directors of the Company approved amendments to the 2000 Employee Stock Purchase Plan to (i) change the offering periods under the plan from approximately 24 months to approximately six months, commencing on the first trading day on or after February 1 and August 1 of each year, and (ii) eliminate the section of the plan that provided for automatic withdrawal and re-enrollment in the event that the fair market value of the common stock on any exercise date was lower than the fair market value of the common stock on the enrollment date of the same offering period.

Valuation Assumptions

The Company estimated the fair value of stock options granted during 2006, using a Black-Scholes-Merton valuation model, consistent with the provisions of SFAS No. 123R, and SEC Staff Accounting Bulletin ("SAB") No. 107. The Company's prior period pro forma disclosures of stock-based compensation for 2005 and 2004 were determined under a fair value method as prescribed by SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Year Ended December 31,		
	2006	2005	2004
Employee Stock Option Plan			
Expected dividend	0%	0%	0%
Average risk-free interest rate	4.9%	4.38%	3.5%
Expected volatility	143%	152%	230%
Expected term (years)	6.1	4	4

	Year Ended December 31,		
	2006	2005	2004
Employee Stock Purchase Plan			
Expected dividend	0%	0%	0%
Average risk-free interest rate	4.0%	3.3%	3.3%
Expected volatility	89%	96%	479%
Expected term (months)	6	6	6

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve, and represent the yields on actively traded Treasury securities for terms equal to the expected term of the options. Expected volatility is based on the historical volatility of the Company's common stock over a period consistent with the expected term of the stock option. The expected term calculation is based on an average prescribed by SAB No. 107, based on the vesting periods, which is generally over four years, and the term of the option, which is generally 10 years, divided by 2.

For the year ended December 31, 2006, stock-based compensation expense associated with employee stock options and ESPP shares amounted to $1.8 million and $0.1 million, respectively.

Common Stock Reserved for Future Issuance

As of December 31, 2006, the Company had reserved the following shares of common stock for issuance in connection with:

Stock options under stock option plans	11,412,151
Employee stock purchase plan	2,253,702
Total	13,665,853

9. Legal Proceedings

On May 11, 2005, CPI, Avistar's wholly-owned patent prosecution and licensing subsidiary, commenced a patent infringement lawsuit against Tandberg ASA and Tandberg, Inc., alleging that numerous Tandberg videoconferencing products infringe three patents held by CPI. The suit was filed in the United States District Court for the Northern District of California. Both of the Tandberg entities answered the complaint on July 15, 2005, at which time they asserted that they did not infringe the patents and that the patents were invalid and unenforceable.

On January 30, 2006, Tandberg Telecom AS, a wholly-owned subsidiary of Tandberg ASA, filed a patent infringement lawsuit against Avistar in the United States District Court for the Eastern District of Texas. The suit alleges that Avistar videoconferencing products infringe one patent purchased by Tandberg Telecom AS.

The prosecution of this lawsuit and the defense of the Tandberg Telecom AS claim required Avistar and CPI to expend significant financial and managerial resources. See Note 13 Subsequent Events for information on the settlement of these lawsuits among the Company, CPI and Tandberg.

10. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 provides for an asset and liability approach to account for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

The (recovery from) provision for income taxes relates to Federal, State and Foreign tax. The Company provided for income taxes for its subsidiary in the United Kingdom (ASUK) of approximately $22,000, $22,000 and $60,000 in 2006, 2005 and 2004, respectively. Federal and State overpayments of 2004 income taxes were refunded in 2006.

The (recovery from) provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Current:			
Federal	$ (33)	$ —	$ 237
State	(20)	—	66
Foreign	22	22	60
	(31)	22	363
Deferred benefits:			
Federal	(2,789)	(2,262)	(2,691)
State	(311)	(460)	(335)
	(3,100)	(2,722)	(3,026)
Valuation allowance	3,100	2,722	3,026
	$ (31)	$ 22	$ 363

For financial reporting purposes, loss before provision for income taxes included the following components (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Domestic	$(9,611)	$(4,839)	$(8,668)
Foreign	1,431	(313)	325
Loss before provision for income taxes	$(8,180)	$(5,152)	$(8,343)

The Company's effective income tax provision differed from the federal statutory rate of 34% due to the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Expected tax benefit at federal statutory rate	$(2,771)	$(1,652)	$(2,837)
Foreign and state taxes, net	2	22	126
Recovery of federal tax payments	(33)		
Permanent non-deductible	463	17	—
Utilization of net operating losses	—	—	(3,786)
Current year operating losses and temporary differences for which no tax benefit is recognized	2,308	1,635	6,860
Provision for income taxes	$ (31)	$ 22	$ 363

Permanent non-deductible is primarily composed of the non-deductible portion of the deferred stock compensation expense.

The net deferred income tax asset consisted of the following as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Deferred income tax assets:		
Federal net operating loss carry-forwards	$ 15,178	$ 11,514
State net operating loss carry-forwards	956	694
Tax credit carry-forwards	2,992	2,312
Deferred settlement and patent licensing, net	4,728	6,507
Reserves	522	294
Property and Equipment	240	195
	24,616	21,516
Valuation allowance	(24,616)	(21,516)
Net deferred income tax asset	$ —	$ —

Net operating loss carry-forwards at December 31, 2006 were approximately $45 million and $19 million, for Federal and state income tax purposes, respectively. The Federal net operating loss carry-forwards expire on various dates through the year 2026.

As of December 31, 2006, unused research and development tax credits of approximately $1.5 million and $1.4 million are available to reduce future Federal and California income taxes, respectively. Federal credit carry-forwards expire beginning in year 2014. California credits will carry forward indefinitely.

The Internal Revenue Code of 1986, as amended, contains provisions that may limit the net operating loss carry-forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest. The Company believes significant uncertainty exists regarding the realizability of the net operating loss and tax credit carry-forwards and other timing differences. Accordingly, a valuation allowance has been provided for the entire net deferred tax asset.

11. Net Loss Per Share

Basic and diluted net loss per share of common stock is presented in conformity with SFAS No. 128 ("SFAS 128"), *Earnings Per Share*, for all periods presented.

In accordance with SFAS 128, basic net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed on the basis of the weighted average number of shares and potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. The Company has excluded all outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per share for 2006, 2005, and 2004, because all such securities are antidilutive (owing to the fact that the Company is in a loss position). Accordingly, diluted net loss per share is equal to basic net loss per share for all years presented.

The total number of potential common shares excluded from the calculations of diluted net loss per share was 846,929, 1,668,006 and 1,873,782 for 2006, 2005, and 2004, respectively.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,		
	2006	2005	2004
Net loss	$ (8,149)	$ (5,174)	$ (8,706)
Weighted average shares of common stock used in computing net loss per share	33,928	33,600	32,610
Net loss per share basic and diluted	$ (0.24)	$ (0.15)	$ (0.27)

12. Segment Reporting

Disclosure of segments is presented in accordance with SFAS No. 131 ("SFAS 131"), *Disclosures About Segments of an Enterprise and Related Information*. SFAS 131 establishes standards for disclosures regarding operating segments, products and services, geographic areas and major customers. The Company is organized and operates as two operating segments: (1) the design, development, manufacturing, sale and marketing of networked video communications products (Avistar) and (2) the prosecution, maintenance, support and licensing of the intellectual property, some of which is used in the Company's products (CPI). Service revenue relates mainly to the maintenance, support, training, software development and installation of products, and is included in Avistar for purposes of reporting and decision-making. Avistar also engages in corporate functions, and provides financing and services to its subsidiaries. The Company's chief operating decision-maker, its Chief Executive Officer, monitors the

Company's operations based upon the information reflected in the following table (in thousands). The table includes a reconciliation of the revenue and expense classification used by the Company's CEO with the classification of revenue, other income and expenses as set forth in the Company's audited financial statements included elsewhere herein. The reconciliation for the revenue category reflects the fact that the CEO views activity recorded in the account "income from settlement and licensing activity" as revenue within the CPI subsidiary.

	CPI	Avistar	Reconciliation	Total
Year Ended December 31, 2006				
Revenue	$ 9,381	$ 8,070	(4,226)	$ 13,225
Depreciation expense	—	(345)	—	(345)
Stock-based compensation	440	1,594	—	2,034
Total costs and expenses	(5,701)	(20,227)	4,226	(21,702)
Interest income	—	299	—	299
Interest expense	—	1	—	1
Net income (loss)	3,680	(11,829)	—	(8,149)
Assets	3,752	10,947	—	14,699
Year Ended December 31, 2005				
Revenue	$ 4,226	$ 6,911	(4,226)	$ 6,911
Depreciation expense	—	(273)	—	(273)
Total costs and expenses	(2,535)	(14,197)	4,226	(12,506)
Interest income	—	537	—	537
Interest expense	—	1	—	1
Net loss	1,691	(6,865)	—	(5,174)
Assets	5,081	15,277	—	20,358
Year Ended December 31, 2004 (as restated)				
Revenue	$ 575	$ 6,321	$ (575)	$ 6,321
Depreciation expense	—	(339)	—	(339)
Total costs and expenses	(3,898)	(11,474)	575	(14,797)
Interest income	—	118	—	118
Interest expense	—	6	—	6
Net loss	(3,322)	(5,384)	—	(8,706)
Assets	6,330	24,078	—	30,408

International revenue, which consists of sales to customers with operations principally in Western Europe and Asia, comprised 75%, 63% and 52% of total revenue for 2006, 2005, and 2004, respectively. Revenue is allocated to individual countries by customer based on where the product is shipped to, location of services performed or the location of equipment that is under an annual maintenance agreement. For 2006, 2005, and 2004, respectively, international revenues to customers in the United Kingdom accounted for 12%, 23%, and 31% respectively, of total revenue. The Company had no significant long-lived assets in any country other than the United States for any period presented.

13. Subsequent Events

On February 15, 2007, the Company entered into a patent license agreement with Tandberg ASA, Tandberg AS and Tandberg, Inc. Under this agreement, CPI agreed to dismiss its infringement suit against Tandberg, Tandberg agreed to dismiss its infringement suit against CPI and the Company and the companies agreed to cross-license each other's patent portfolios. The original litigation was initiated in May 2005, in the Federal District Court for the Northern District of California and involved the following CPI patents: U.S. Patent Nos. 5,867,654; 5,896,500 and 6,212,547. The agreement resulted in a payment to the Company from Tandberg in the amount of $12.0 million, approximately $4.3 million of which was used by the Company to pay its own contingent legal fees incurred in connection with the litigation.

14. Selected Quarterly Results of Operations (unaudited)

The following tables set forth, for the periods indicated, the Company's unaudited financial information for the last eight quarters. The Company believes that the financial statements used to prepare this information include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with the Company's financial statements and notes to financial statements. The operating results for any quarter do not necessarily indicate the results expected for any future period. In July 2006, the Company entered into a Patent License Agreement with Sony and SCEI. Under the license agreement, CPI granted Sony and its subsidiaries a license to all of CPI's patents with a filing date on or before January 1, 2006 for a specific field of use relating to video conferencing. As consideration for the licenses granted under the agreement, Sony agreed to make an upfront license payment of $5.0 million. The $5.0 million upfront payment was recognized by Avistar as licensing revenue in the three months ended September 30, 2006. As described in the Summary of Significant Accounting Policies, Income from Settlement and Patent Licensing, we expect to recognize the payment received from Polycom and the associated deferred contingent legal costs paid in settlement and patent licensing in equal installments over a five-year period starting November 12, 2004. The payment from Polycom and its recognition in settlement and patent licensing may affect the comparability of the Companies financial statements for periods before and after the recognition periods.

	Quarter Ended			
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	(In thousands except per share data)			
Total revenue	$ 2,337	$ 7,276	$ 1,754	$ 1,858
Cost of product revenue	834	998	721	632
Cost of services, maintenance and support revenue	454	374	385	607
Net (loss) income	$ (3,191)	$ 1,818	$ (3,720)	$ (3,056)
Net (loss) income per share—Basic/Diluted	$ (0.09)	$ 0.05	$ (0.11)	$ (0.09)
Weighted average shares—Basic	34,031	33,965	33,880	33,834
Weighted average shares—Diluted	34,031	34,860	33,880	33,834

	Quarter Ended			
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	(In thousands except per share data)			
Total revenue (As Previously Reported)	$ 1,809	$ 2,891	$ 2,403	$ 2,979
Total revenue (Adjustment)	—	(1,057)	(1,056)	(1,057)
Total revenue (As Restated)	1,809	1,834	1,347	1,922
Cost of product revenue	593	531	318	450
Cost of services, maintenance and support revenue	632	616	525	447
Net loss	$ (2,102)	$ (1,425)	$ (1,260)	$ (387)
Net loss per share—Basic/Diluted	$ (0.06)	$ (0.04)	$ (0.04)	$ (0.01)
Weighted average shares—Basic/Diluted	33,738	33,687	33,547	33,420

Item 15(a)

AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Operations	Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for Doubtful Accounts				
Period Ended:				
December 31, 2006	$121	$(61)	$ (9)	$ 51
December 31, 2005	$ 22	$120	$(21)	$121
December 31, 2004	$ 44	$ 77	$(99)	$ 22

INDEX TO EXHIBITS

Exhibits	
3.2(1)	Restated Certificate of Incorporation
3.3(11)	Bylaws of Avistar Communications Corporation
4.1(1)	Specimen Certificate evidencing shares of Common Stock
10.1(1)	1997 Stock Option Plan, as amended*
10.1.1(1)	1997 Stock Option Plan Form of Stock Option Agreement*
10.2(1)	2000 Stock Option Plan, as amended*
10.3(12)	2000 Director Option Plan, as amended*
10.4(1)	Form of Director Option Agreement*
10.5(4)	2000 Employee Stock Purchase Program, as amended*
10.6(1)	Form of Indemnification Agreement*
10.7(6)	Settlement Agreement and Release between the Registrant and R. Stephen Heinrichs dated April 26, 2001*
10.8(8)	Office Lease Agreement between CA-Twin Dolphin Plaza Limited Partnership and the Registrant dated July 30, 2003
10.9(8)	Common Stock Purchase Agreement by and among the Registrant and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust, Grady Burnett and Wendolyn Hearn dated October 15, 2003
10.10(10)	Stock Purchase Agreement among the Registrant, Fuller & Thaler Behavioral Finance Fund, Ltd. and Fuller & Thaler Avalanche Fund, L.P. dated March 23, 2004
10.11(11)	Settlement Agreement among the Registrant, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004
10.12(12)†	Patent Cross-License Agreement Among the Company, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004
10.13(4)†	Patent License Agreement dated May 15, 2006 among the Registrant, Collaboration Properties, Inc., Sony Corporation and Sony Computer Entertainment, Inc.
10.14	Revolving Credit Promissory Note dated December 26, 2006 issued by the Registrant to JPMorgan Chase Bank, N.A.
10.15	Collateral Agreement between the Registrant and JPMorgan Chase Bank, N.A. dated December 23, 2006
10.16	Security Agreement between the Registrant and JPMorgan Chase Bank, N.A. dated December 23, 2006
10.17	Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 23, 2006
10.18	Form of Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A.
10.19	Lease Agreement among the Registrant and Crossroads Associates and Clocktower Associates dated December 1, 2006
21.1(7)	Subsidiaries of the Company

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm: Burr, Pilger & Mayer LLP
23.2	Consent of Independent Registered Public Accounting Firm: KPMG LLP
24.1	Power of Attorney (see page 51)
31.1	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer
32	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Indicates management contract or compensatory plan or arrangement required to be filed an exhibit pursuant to Item 14(c) of Form 10-K.

† Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.

(2) Reserved.

(3) Reserved.

(4) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 14, 2006.

(5) Reserved.

(6) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2001.

(7) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission on March 25, 2003.

(8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Securities and Exchange Commission on October 23, 2003.

(9) Reserved.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2004.

(11) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.

(12) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Avistar Communications Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-115755, 333-43944 and 333-63914) on Form S-8 of Avistar Communications Corporation of our report dated March 19, 2007 with respect to the consolidated balance sheets of Avistar Communications Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2006, and the related financial statement schedule, which report appears in the December 31, 2006 Annual Report on Form 10-K of Avistar Communications Corporation.

/s/ BURR, PILGER & MAYER LLP

Palo Alto, California
March 19, 2007

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Avistar Communications Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-115755, 333-43944 and 333-63914) on Form S-8 of Avistar Communications Corporation of our report dated January 28, 2005, except as to Note 2, which is as of April 26, 2006, with respect to the consolidated statements of operations, stockholders' equity, and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004, and the related financial statement schedule for the year ended December 31, 2004, which report appears in the December 31, 2006 Annual Report on Form 10-K of Avistar Communications Corporation. Our report indicates that the consolidated statements of operations and cash flows of Avistar Communications Corporation and subsidiaries for the year ended December 31, 2004 have been restated.

/s/ KPMG LLP

Mountain View, California
March 19, 2007

EXHIBIT 31.1

CERTIFICATION

I, Gerald J. Burnett, certify that:

1. I have reviewed this annual report on Form 10-K of Avistar Communications Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ GERALD J. BURNETT

Gerald J. Burnett
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Robert J. Habig, certify that:

1. I have reviewed this annual report on Form 10-K of Avistar Communications Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ ROBERT J. HABIG

Robert J. Habig
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Gerald J. Burnett, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Avistar Communications Corporation on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents in all material respects the financial condition and results of operations of Avistar Communications Corporation.

Date: March 22, 2007

By: /s/ GERALD J. BURNETT
Gerald J. Burnett
Chief Executive Officer and Chairman
(Principal Executive Officer)

I, Robert J. Habig, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Avistar Communications Corporation on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents in all material respects the financial condition and results of operations of Avistar Communications Corporation.

Date: March 22, 2007

By: /s/ ROBERT J. HABIG
Robert J. Habig
Chief Financial Officer
(Principal Financial and Accounting Officer)

Board of Directors

Dr. Gerald J. Burnett
Chairman of the Board and Chief Executive Officer

William L. Campbell
Vice Chairman, Chief Operating Officer

Craig F. Heimark
Director

R. Stephen Heinrichs
Director

Robert P. Latta, Esq.
Member, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Dr. Robert M. Metcalfe
General Partner, Polaris Venture Partners

James W. Zeigon
Director

Executives

Dr. Gerald J. Burnett
Chairman of the Board and Chief Executive Officer

William L. Campbell
Vice Chairman, Executive Vice President and Secretary

Robert J. Habig
Chief Financial Officer

Dr. J. Chris Lauwers
Chief Technology and Product Officer

Dr. Anton F. Rodde
President, Collaboration Properties, Inc.

Stephen F. Arisco
Vice President, Operations and Customer Support

John R. Carlson
Vice President, Marketing

Robert T. Garrigan
Vice President, Sales

Gary Stager
Vice President, Engineering

Worldwide Headquarters

Avistar Communications Corporation
1875 South Grant Street, 10th Floor
San Mateo, California 94402
Tel: 650.525.3300
Video: 650.525.1580
Fax: 650.520.0068

Sales Offices

Avistar Communications Corporation and its wholly owned subsidiary—Avistar Systems (U.K.) Limited – serve its worldwide customers through offices in the United States and the United Kingdom.

CORPORATE COUNSEL

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

INDEPENDENT ACCOUNTANTS

Burr, Pilger & Mayer LLP
Two Palo Alto Square, Suite 250
3000 El Camino Real
Palo Alto, CA 94306

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCKHOLDER INQUIRIES

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the transfer agent listed above.

STOCK TRADING

Avistar Communications Corporation's common stock is traded on The NASDAQ Capital Market under the symbol AVSR.

INVESTOR RELATIONS

Avistar welcomes inquiries from its stockholders and other interested investors. To obtain a copy of Avistar's publicly disclosed information, please write to Investor Relations at the headquarters address, or visit Avistar's investor relations page at www.avistar.com.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on June 1, 2007, at 1:00 p.m., local time, at Avistar's headquarters, 1875 South Grant Street, 10th Floor, San Mateo, California 94402

Forward Looking Statements

Statements made in this Annual Report that are not purely historical, including but not limited to statements regarding Avistar's goal of achieving profitability for 2007, its plans to pilot a "managed services" product offering, acceleration in the market for comprehensive, enterprise-class desktop video and Avistar's ability to participate in such growth, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. When used in this Annual Report, the words "expects," "anticipates," "believes," "plans," "intends" and "estimates" and similar expressions are intended to identify forward looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially, including such factors, among others, as unforeseen changes in market demand for video and other collaboration tools, changes in product development plans at Avistar, the emergence of competing technologies and technical limitations on video applications and their integration. These and other risk factors are discussed in Avistar's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission from time to time. Avistar disclaims any intent or obligation to update these forward-looking statements.





AVISTAR™

AVISTAR COMMUNICATIONS CORPORATION

1875 South Grant Street, 10th Floor
San Mateo, CA 94402

www.avistar.com

END